ROYAL BANCSHARES
OF PENNSYLVANIA



2003 ANNUAL REPORT

Company Profile

Royal Bancshares of Pennsylvania Inc. (NASDAQ: RBPAA) is the parent company for its wholly-owned subsidiary, Royal Bank America (formerly Royal Bank of Pennsylvania), which operates 16 branch locations in Pennsylvania and New Jersey. In addition, a new division known as Royal Asian Bank will begin operations in 2004.

Royal Bank America is a community bank with business and personal banking solutions, including checking, savings and money market accounts, as well as CDs.

A perennial leader in commercial real estate lending in metro-Philadelphia, recent years have seen an expansion of Royal's lending business throughout the United States, most of which is through participations with other financial institutions. SBA Loans and Home Equity Loans are also offered. Residential mortgages are offered through our Crusader Mortgage division.

Banking customers have access to a wide array of cutting-edge financial management tools, including Royal Link Internet Banking, Internet BillPay and Royal Cash Management. Telephone banking services are also available.

Royal Bancshares of Pennsylvania has additional subsidiaries, including Crusader Servicing Corporation, a majority-owned subsidiary (60%) which purchases delinquent real estate tax certificates and Royal Investments of Pennsylvania, LLC, a wholly-owned subsidiary engaged in investing in equity real estate ventures.

Our Mission

Our mission is to enhance the position of Royal Bank America as a respected financial institution providing services and capital to meet the needs of our customers and communities.

We shall be open to trying new initiatives, and will reposition our institution as needed to achieve our goals.

We are committed to maintaining a highly dedicated, knowledgeable and motivated staff whose efforts will add to shareholder value.

In Memory of Our Former Chairman



DANIEL M. TABAS
1923—2003

Royal Bancshares of Pennsylvania Key Ratios

Assets
(dollars in thousands)


522,536
630,081
930,980
1,088,484
1,154,410
'99
'00
'01
'02
'03

Net Income
(dollars in thousands)


12,105
14,260
15,754
17,405
18,526
'99
'00
'01
'02
'03

Financial Highlights

December 31, *(Dollars in thousands, except per share data)*	**2003**	2002	2001	2000	1999
Net interest income	**$ 42,379**	$ 40,613	$ 37,416	$ 36,326	$ 28,760
Provision for loan losses	**674**	250	—	250	—
Net interest income after provision	**41,705**	40,363	37,416	36,076	28,760
Non-interest revenues	**3,704**	3,200	1,738	(42)	2,039
Non-interest expenses	**18,887**	18,921	17,603	13,792	13,130
Income taxes	**7,996**	7,237	5,797	7,982	5,564
Net income	**18,526**	17,405	15,754	14,260	12,105
Total assets	**1,154,410**	1,088,484	930,980	630,081	522,536
Total equity	**134,833**	121,331	108,449	103,502	95,835
Earnings per share	**$ 1.52**	$ 1.44	$1.32	$1.20	$1.03
Return on assets	**1.60%**	1.70%	2.00%	2.50%	2.60%
Return on equity	**14.50%**	15.20%	15.00%	14.30%	12.80%
Book value	**$11.01**	$10.03	$9.09	$8.71	$8.54

Earnings Per Share—Basic
(dollars)


1.03
1.20
1.32
1.44
1.52
'99
'00
'01
'02
'03

Investment Growth
(dollars in thousands)


142,550
156,254
222,658
448,930
565,337
'99
'00
'01
'02
'03



Robert R. Tabas and Joseph P. Campbell

TO OUR SHAREHOLDERS AND FRIENDS:

We are pleased to announce that 2003 marked our 6th consecutive year of record earnings, the most visible sign of our continued growth and strength at Royal Bancshares of Pennsylvania.

Net income from operations for 2003 was $18.5 million or $1.52 basic earnings per share compared to $17.4 million or $1.44 basic earnings per share in 2002, an increase of 6%. Total assets reached an all-time high of $1.2 billion, total deposits reached $791 million, and shareholders' equity exceeded $134.8 million. ROA and ROE again proved to be benchmarks of our profitability, at 1.6% and 14.5%, respectively.

As we glance backwards over this year of stellar growth, our happiness remains tempered by the stark reality that we lost our patriarch in September. Our former Chairman, Daniel M. Tabas, was the embodiment of Royal Bancshares of Pennsylvania. The organization reflected his personality, his drive and his dedication, and his passing touched all of us personally. The true testament to Dan's legacy rests in the knowledge and acumen that he imparted on all of us.

The calendar year 2004 will see many exciting changes within Royal Bancshares of Pennsylvania. From the re-branding of our Royal Bank of PA branches to Royal Bank America, to our most aggressive foray into niche marketing with the creation of the Royal Asian Bank division, our roadmap for success lies before us and we look forward to another year of strong growth and achievement.

On behalf of our directors, the Royal management team and our valued employees, thank you for your continued support.

Sincerely,

Robert R. Tabas
Chairman, Royal Bancshares of Pennsylvania

J. P. Campbell

Joseph P. Campbell
President and Chief Executive Officer
Royal Bancshares of Pennsylvania



Board of Directors of Royal Bancshares of Pennsylvania



Robert R. Tabas
Chairman, Royal Bancshares of Pennsylvania, Senior Vice President, Royal Bank America



Joseph P. Campbell
President and CEO, Royal Bancshares of Pennsylvania and Royal Bank America



James J. McSwiggan
Executive Vice President, Royal Bancshares of Pennsylvania and Royal Bank America



John M. Decker
Senior Vice President, Royal Bank America



Murray Stempel, III
Senior Vice President, Royal Bank America



Linda Tabas Stempel
Investor Relations Director, Royal Bancshares of Pennsylvania



Carl M. Cousins, D.V.M.
Veterinarian, Retired



Jack R. Loew
President, J. Loew & Associates



Anthony J. Micale
President, Micale Management Corporation



Mitchell L. Morgan
President, Morgan Properties, Inc.



Albert Ominsky, Esq.
President, Ominsky & Ominsky, PC



Gregory T. Reardon
President, Reardon Group of Companies, Weiss, Reardon + Company, PC, Reardon Consulting, Inc., Valuation Advisors, Inc.



Evelyn Rome Tabas
President, Rome Enterprises, Trustee, Bank Street College of Education



Lee E. Tabas
Adjunct Professor, Philadelphia University, President, Tabas Funding, President Emeritus, Royal Bank of Pennsylvania



Edward B. Tepper
Chairman, Tepper Properties



Howard J. Wurzak
President and CEO, The Wurzak Organization

Honorary Directors Emeriti

Anthony Arobone, Frank H. Grossman, Royal Flagg Jonas, Alfred Stein, Maurice C. Tepper, Charles Willner

The Board of Directors of Royal Bancshares of Pennsylvania met 12 times this year and served a key role by providing sound advice to management. The Board of Directors represents a wide cross-section of business leaders. Each Director enjoys a solid reputation in the business and local community. The success and growth of Royal Bancshares of Pennsylvania can be directly attributed to the leadership and guidance provided by the Board.

ROYAL BANCSHARES OF PENNSYLVANIA, INC. OFFICERS

Robert R. Tabas
Chairman

Joseph P. Campbell
President and Chief Executive Officer

James J. McSwiggan
Treasurer and Executive Vice President

Jeffrey T. Hanuscin
Chief Financial Officer

Richard S. Hannye, Esq.
General Counsel and Corporate Secretary

ROYAL BANK AMERICA OFFICERS

Joseph P. Campbell
President and Chief Executive Officer

James J. McSwiggan
Executive Vice President

Jeffrey T. Hanuscin
Chief Financial Officer

Richard S. Hannye, Esq.
General Counsel and Corporate Secretary

Robert R. Tabas
Senior Vice President

John M. Decker
Senior Vice President

Murray Stempel III
Senior Vice President

LEADERSHIP TEAM

Eugene T. Armstrong
Operations Officer

Patricia Bilotta
Assistant Corporate Secretary

Frauke Casey
Loan Documentation Officer

Donna Debicka
Business Development Officer

Nicholas DeMedio
Director of Human Resources

James F. Duffy
Vice President, Operations

Cynthia L. Eastman
Vice President, Branch Administration—Security

Brian Fanelli
President, Crusader Mortgage

Susan G. Findley
Director of Compliance and Auditor

Deborah Gilmore
Commercial Lending Officer

Joaquin Grech
Vice President, Commercial Lending

Liz Horner
Assistant Corporate Secretary

Irfan U. Khan
Investment Banking Officer

Barbara Klitchko
Commercial Lending Officer

Joanne B. Lynn
Senior Operations Officer

George J. McDonough
Vice President, Loan Administration and Information Security Officer

Karen A. Pilla
Banking Officer, Branch Manager

A. Mark Rentschler
Bank SBA Officer

M. Patricia Robideau
Loan Accounting Officer

Marc Sanders
Director of Marketing

Melissa Sanders
Information Technology Officer

Edward E. Shin
President, Royal Asian Bank

Michael S. Thompson
Controller

Roger Ulshafer
Vice President, Commercial Lending

Joseph Zakorchemny, Jr.
Senior Corporate Officer

Al Ziegler
Vice President, Commercial Lending

TRANSFER AND DIVIDEND PAYING AGENT/REGISTRAR

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016
800 368 5948

INVESTOR RELATIONS

Royal Bancshares of Pennsylvania
Linda Stempel
732 Montgomery Avenue
Narberth, PA 19072
610 664 5100
Fax 610 664 9486

MARKET MAKERS

Advest, Inc.
800 998 9834

Boenning & Scattergood
800 842 8928

Ferris Baker Watts Inc.
410 468 2749

Goldman, Sachs & Co.
212 902 1000

Keefe, Bruyette & Woods, Inc.
212 877 7777

Knight Equity Markets, L.P.
201 222 9400

Morgan Stanley & Co., Inc.
212 761 5700

Ryan Beck & Co. Inc.
610 657 1939

Schwab Capital Markets, L.P.
201 963 9100

ANNUAL SHAREHOLDERS MEETING

The Annual Meeting of Shareholders of Royal Bancshares of Pennsylvania will be held on May 19, 2004, 6:30 pm at the Hilton—City Avenue (4200 City Avenue, Philadelphia).

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2003**

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ____________________

Commission File Number 0-26366

ROYAL BANCSHARES OF PENNSYLVANIA, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2812193**
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
732 Montgomery Avenue, Narberth, Pennsylvania	**19072**
(Address of principal executive offices)	(Zip Code)

(610) 668-4700

(Issuer's telephone number, including area code)

(Former name, former address and former year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act: **Class A Common Stock ($2.00 par value)**
Class B Common Stock ($.10 par value)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contended, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of common shares of the Registrant held by non-affiliates, based on the closing sale price as of February 29, 2004, was $109,346,226.

As of February 29, 2004, the Registrant had 10,227,226 and 1,945,422 shares outstanding of Class A and Class B common stock, respectively.

Item 1. BUSINESS

The Company

Royal Bancshares of Pennsylvania, Inc. ("Royal Bancshares") is a Pennsylvania business corporation and a bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended (the "Holding Company Act"). Royal Bancshares is supervised by the Board of Governors of the Federal Reserve System (Federal Reserve Board). Its legal headquarters is located at 732 Montgomery Avenue, Narberth, PA. On June 29, 1995, pursuant to the plan of reorganization approved by the shareholders of Royal Bank of Pennsylvania ("Royal Bank"), all of the outstanding shares of common stock of Royal Bank were acquired by the Royal Bancshares and were exchanged on a one-for-one basis for common stock of Royal Bancshares. The principal activities of Royal Bancshares are owning and supervising Royal Bank, which engages in a general banking business in principally Montgomery, Philadelphia and Berks counties in Pennsylvania and Southern New Jersey. Royal Bank operates one Branch in New Jersey under the registered fictitious name of Royal Bank America. Royal Bancshares also has a wholly owned non-bank subsidiary, Royal Equity Partners, Inc., which is engaged in investment activities. At December 31, 2003, Royal Bancshares had consolidated total assets of approximately $1.15 billion, total deposits of approximately $791 million and shareholders' equity of approximately $135 million.

From time to time, Royal Bancshares may include forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new products, research and development activities and similar matters in this and other filings with the Securities and Exchange Commission. The Private Securities Litigation Reform Act of 1995 provides safe harbor for forward-looking statements. When we use words such as "believes", or "expects," "anticipates" or similar expressions, we are making forward-looking statements. In order to comply with the terms of the safe harbor, Royal Bancshares notes that a variety of factors could cause Royal Bancshares actual results and experience to differ materially from the anticipated results or other expectations expressed in Royal Bancshares forward-looking statements. The risks and uncertainties that may affect the operations, performance development and results of Royal Bancshares business include the following: general economic conditions, including their impact on capital expenditures; interest rate fluctuations: business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with community, regional and national financial institutions; new service and product offerings by competitors and price pressures and similar items.

The company has one reportable operating segment, Community Banking, as described in Note C of the Notes to Consolidated Financial Statements included in this Report. The segment reporting information in Note C is incorporated by reference into this Item 1.

Royal Bank

Royal Bank was incorporated in the Commonwealth of Pennsylvania on July 30, 1963, was chartered by the Commonwealth of Pennsylvania Department of Banking and commenced operation as a Pennsylvania state-chartered bank on October 22, 1963. Royal Bank is the successor of the Bank of King of Prussia, the principal ownership of which was acquired by The Tabas Family in 1980. Royal Bank of Pennsylvania is an insured bank under the Federal Deposit Insurance Corporation (the "FDIC").

As of June 22, 2001, the bank completed its acquisition of substantially all the assets of Crusader Holding Corporation. Under the terms of the acquisition certain assets and liabilities were purchased for $41.5 million, which represented the approximate fair value of the assets acquired. The purchase price was paid in cash with $15.2 million of Royal Bank's cash on hand being utilized. This transaction was accounted for under the purchase method of accounting.

Royal Bank derives its income principally from interest charged on loans and interest on investment securities and fees received in connection with the origination of loans and other services. Royal Bank's principal expenses are interest expense on deposits and operating expenses. Principally operating revenues, deposit growth and the repayment of outstanding loans provide funds for activities.

Service Area. Royal Bank's primary service area includes Montgomery, Chester, Bucks, Delaware, Berks and Philadelphia counties, southern New Jersey and the State of Delaware. This area includes residential areas and industrial and commercial businesses of the type usually found within a major metropolitan area. Royal Bank serves this area from sixteen branches located throughout Montgomery, Philadelphia and Berks counties and New Jersey. The Bank also considers the states of Pennsylvania, New Jersey, New York and Delaware as a part of its service area for certain products and services. Frequently, Royal Bank will do business with clients located outside of its service area. Royal Bank has loans in twenty-nine states via participations with other lenders who have broad experience in those respective markets. Royal Bank's legal headquarters are located at 732 Montgomery Avenue, Narberth, PA.

Royal Bank conducts business operations as a commercial bank offering checking accounts, savings and time deposits, and loans, including residential mortgages, home equity and SBA loans. Royal Bank also offers safe deposit boxes, collections, internet banking and bill payment along with other customary bank services (excluding trust) to its customers. Drive-up, ATM, and night depository facilities are available. Services may be added or deleted from time to time. The services offered and the business of Royal Bank is not subject to significant seasonal fluctuations. Royal Bank is a member of the Federal Reserve Fedline Wire Transfer System. Royal Bank became a 16.5% partner in Bankers Settlement Services of Eastern Pennsylvania, L.L.C., a title company ("Bankers"). The Bank, together with five other banks in the area, formed this title company on August 16, 2000. Royal Bank's ownership decreased to 15% with the addition of a new bank partner in 2001.

Competition. The financial services industry in the company's service area is extremely competitive. The company's competitors within its service area include banks and bank holding companies with greater resources. Many competitors have substantially higher legal lending limits.

In addition, savings banks, savings and loan associations, credit unions, money market and other mutual funds, mortgage companies, leasing companies, finance companies and other financial services companies offer products and services similar to those offered by the bank, on competitive terms.

Many bank holding companies have elected to become financial holding companies under the Gramm-Leach-Bliley Act, which give a broader range of products with which the bank must compete. Although the long-range effects of this development cannot be predicted, most probably it will further narrow the differences and intensify competition among commercial banks, investment banks, insurance firms and other financial services companies.

Employees. Royal Bancshares employed approximately 156 persons on a full-time equivalent basis as of December 31, 2003.

Deposits. At December 31, 2003, total deposits of Royal Bank were distributed among demand deposits (7%), money market deposit accounts, savings and Super Now (63%) and time deposits (30%). At year-end 2003, deposits decreased $30 million from year-end 2002, or 4%, primarily due to maturing brokered deposits being replaced by lower cost borrowed funds.

Lending. At December 31, 2003, Royal Bank had a total loan portfolio of $516 million, representing 45% of total assets. The loan portfolio is categorized into commercial, commercial mortgages, residential mortgages (including home equity lines of credit), construction, real estate tax liens and installment loans.

Current market and regulatory trends in banking are changing the basic nature of the banking industry. Royal Bank intends to keep pace with the banking industry by being competitive with respect to interest rates and new types or classes of deposits insofar as it is practical to do so consistent with Royal Bank's size, objective of profit maintenance and stable capital structure.

Non-Bank Subsidiary

On June 30, 1995, Royal Bancshares established a special purpose Delaware investment company, Royal Equity Partners, ("REP") as a wholly owned subsidiary. Its legal headquarters is at 103 Springer Building, 3411 Silverside Road, Wilmington, DE. REP buys, holds and sells investment securities. At December 31, 2003, total assets of REP were $22 million, of which $4 million was held in cash and cash equivalents, $17 million was held in investment securities.

On June 22, 2001, Royal Bancshares through its wholly owned subsidiary Royal Bank purchased a 60% ownership in Crusader Servicing Corporation ("CSC") from Crusader Holding Corporation. Its legal headquarters is at 732 Montgomery Avenue, Narberth, PA. CSC acquires, through auction, delinquent property tax liens in various jurisdictions, assuming a lien position that is generally superior to any mortgage liens on the property, and obtaining certain foreclosure rights as defined by local statute. At December 31, 2003, total assets of CSC were $51 million.

On June 23, 2003, Royal Bancshares through its wholly owned subsidiary Royal Bank of Pennsylvania established Royal Investments of Pennsylvania, LLC ("RIP") as a wholly owned subsidiary. Its legal headquarters is at 732 Montgomery Avenue, Narberth, Pennsylvania. RIP was formed to invest in equity real estate ventures subject to limitations imposed by regulation. At December 31, 2003, total assets of RIP were $9.8 million.

Website Access to Company Reports.

We post publicly available reports required to be filed with the SEC on our website, www.royalbankpa.com, as soon as reasonably practicable after filing such reports with the SEC. The required reports are available free of charge through our website.

Products and Services with Reputation Risk

Royal Bancshares offers a diverse range of financial and banking products and services. In the event one or more customers and/or governmental agencies become dissatisfied or object to any product or service offered by Royal Bancshares or any of its subsidiaries, whether legally justified or not, negative publicity with respect to any such product or service could have a negative impact on the company's reputation. The discontinuance of any product or service, whether or not any customer or governmental agency has challenged any such product or service, could have a negative impact on Royal Bancshares reputation.

Future Acquisitions

Royal Bancshares's acquisition strategy consists of identifying financial institutions, insurance agencies and other financial companies with business philosophies that are similar to the company's, which operate in strong markets that geographically compatible with our operations, and which can be acquired at an acceptable cost. In evaluating acquisitions opportunities, the company generally considers potential revenue enhancements and operating efficiencies, asset quality, interest rate risk, and management capabilities. Royal Bancshares currently has no formal commitments with respect to future acquisitions although discussions with acquisition candidates take place occasionally.

Concentrations, Seasonality

Royal Bancshares does not have any portion of its business dependent on a single or limited number of customers, the loss of which would have a material adverse effect on its business. No substantial portion of loans or investments is concentrated within a single industry or group of related industries, except a significant majority of loans are secured by real estate much of which is located in southeastern Pennsylvania. The business of Royal Bancshares and its subsidiaries is not seasonal in nature.

Environment Compliance

Royal Bancshares and its subsidiaries' compliance with federal, state and local environment protection laws had no material effect on capital expenditures, earnings or their competitive position in 2003, and is not expected to have a material effect on such expenditures, earnings or competitive position in 2004.

Supervision and Regulation

Bank holding companies and banks operate in a highly regulated environment and are regularly examined by federal and state regulatory authorities.

The following discussion concerns various federal and state laws and regulations and the potential impact of such laws and regulation on Royal Bancshares and its subsidiaries.

To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory or regulatory provisions themselves. Proposals to change laws and regulations are frequently introduced in Congress, the state legislatures, and before the various bank regulatory agencies. The company cannot determine the likelihood or timing of any such proposals or legislations or the impact they may have on

Royal Bancshares and its subsidiaries. A change in law, regulations or regulatory policy may have a material effect on the company's business.

Holding Company. Royal Bancshares, as a Pennsylvania business corporation, is subject to the jurisdiction of the Securities and Exchange Commission (the "SEC") and of state securities commissions for matters relating to the offering and sale of its securities. Accordingly, if Royal Bancshares wishes to issue additional shares of its Common Stock, in order, for example, to raise capital or to grant stock options, Royal Bancshares will have to comply with the registration requirements of the Securities Act of 1933 as amended, or find an applicable exemption from registration.

Royal Bancshares is subject to the provisions of the Holding Company Act, and to supervision by the Federal Reserve Board. The Holding Company Act requires Royal Bancshares to secure the prior approval of the Federal Reserve Board before it owns or controls, directly or indirectly, more than 5% of the voting shares of any corporation, including another bank. In addition, the Holding Company Act prohibits Royal Bancshares from acquiring more than 5 % of the voting shares of, or interest in, or all or substantially all of the assets of, any bank located outside Pennsylvania, unless such an acquisition is specifically authorized by laws of the state in which such bank is located.

A bank holding company also is prohibited from engaging in or acquiring direct or indirect control of more than 5% of the voting shares of any such company engaged in non-banking activities unless the Federal Reserve Board, by order or regulation, has found such activities to be closely related to banking or managing or controlling banks as to be a proper incident thereto. In making this determination, the Federal Reserve Board considers whether the performance of these activities by a bank holding company would offer benefits to the public that outweigh possible adverse effects.

As a bank holding company, Royal Bancshares is required to file an annual report with the Federal Reserve Board and any additional information that the Federal Reserve Board may require pursuant to the Holding Company Act. The Federal Reserve Board may also make examinations of the holding company and any or all of subsidiaries. Further, under Section 106 of the 1970 amendments to the Holding Company Act and the Federal Reserve Board's regulation, a bank holding company and its subsidiaries are prohibited from engaging in certain tying arrangements in connection with any extension of credit or provision of credit of any property or services. The so called "anti-tying" provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer obtain additional credit or service from the bank, its bank holding company or any other subsidiary of its bank holding company, or on the condition that the customer not obtain other credit or services from a competitor of the bank, its bank holding company or any subsidiary of its bank holding company.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act and by state banking laws on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in the stock or other securities of the bank holding company and on taking of such stock or securities as collateral for loans to any borrower.

Under Pennsylvania law, Royal Bancshares is permitted to control an unlimited number of banks. However, Royal Bancshares would be required under the Holding Company Act to obtain the prior approval of the Federal Reserve Board before acquiring all or substantially all of the assets of any bank, or acquiring ownership or control of any voting shares of any other than the Bank, if, after such acquisition, would control more than 5% of the voting shares of such bank.

Royal Bank. The deposits of Royal Bank are insured by the FDIC. Royal Bank is subject to supervision, regulation and examination by the Pennsylvania Department of Banking and by the FDIC. In addition, Royal Bank is subject to a variety of local, state and federal laws that affect its operation.

Under the Pennsylvania Banking Code of 1965, as amended, the ("Code"), Royal Bancshares is permitted to control an unlimited number of banks. This rule has been in effect since March 4, 1990. However, Royal Bancshares would be required under the Holding Company Act to obtain the prior approval of the Federal Reserve Board before it could acquire all or substantially all of the assets of any bank, or acquiring ownership or control of any voting shares of any bank other than Royal Bank, if, after such acquisition, the registrant would own or control more than 5% of the voting shares of such bank. The Holding Company Act has been amended by the Riegle-Neal Interstate Banking and Branching Act of 1994, which authorizes bank holding companies subject to certain limitations and restrictions to acquire banks located in any state.

In 1995, the Code was amended to harmonize Pennsylvania law with the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 to enable Pennsylvania institutions to participate fully in interstate banking and to remove obstacles to the choice by banks from other states engaged in interstate banking to select Pennsylvania as a head office location. Some of the more salient features of the amendment are described below.

A bank holding company located in Pennsylvania, another state, the District of Columbia or a territory or possession of the United States may control one or more banks, bank and trust companies, national banks, interstate banks and, with the prior written approval of the Pennsylvania Department of Banking, may acquire control of a bank and trust company or a national bank located in Pennsylvania. A Pennsylvania-chartered institution may maintain branches in any other state, the District of Columbia, or a territory or possession of the United States upon the written approval of the Pennsylvania Department of Banking.

Finally, a banking institution existing under the laws of another jurisdiction may establish a branch in Pennsylvania if the laws of the jurisdiction in which it is located permit a Pennsylvania-chartered institution or a national bank located in Pennsylvania to establish and maintain a branch in such jurisdiction on substantially the same terms and conditions.

A subsidiary bank of a holding company is subject to certain restrictions imposed by the Federal Reserve Act, as amended, on any extensions of credit to the bank holding company or its subsidiaries, on investments in the stock or other securities of the bank holding company or its subsidiaries, and on taking such stock or securities as collateral for loans. The Federal Reserve Act, as amended, and Federal Reserve Board regulations also place certain limitations and reporting requirements on extensions of credit by a bank to principal shareholders of its parent holding company, among others, and to related interests of such principal shareholders. In addition, such legislation and regulations may affect the terms upon which any person who becomes a principal shareholder of a holding company may obtain credit from banks with which the subsidiary bank maintains a correspondent relationship.

Federal law also prohibits the acquisition of control of a bank holding company without prior notice to certain federal bank regulators. Control is defined for this purpose as the power, directly or indirectly, to direct the management or policies of the bank or bank holding company or to vote 25% or more of any class of voting securities of the bank holding company.

From time to time, various types of federal and state legislation have been proposed that could result in additional regulation of, and restrictions on, the business of Royal Bank. It cannot be predicted whether any such legislation will be adopted or how such legislation would affect the business of Royal Bank. As a consequence of the extensive regulation of commercial banking activities in the United States, Royal Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business.

Under the Federal Deposit Insurance Act ("FDIC Act"), the FDIC possesses the power to prohibit institutions regulated by it (such as Royal Bank) from engaging in any activity that would be an unsafe and unsound banking practice or in violation of applicable law. Moreover, the FDIC Act: (i) empowers the FDIC to issue cease-and-desist or civil money penalty orders against Royal Bank or its executive officers, directors and/or principal shareholders based on violations of law or unsafe and unsound banking practices; (ii) authorizes the FDIC to remove executive officers who have participated in such violations or unsound practices; (iii) restricts lending by Royal Bank to its executive officers, directors, principal shareholders or related interests thereof; (iv) restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specified amount or which have an office within a specified geographic area. Additionally, the FDIC Act provides that no person may acquire control of Royal Bank unless the FDIC has been given 60-days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. In April 1995, regulators revised the Community Reinvestment Act ("CRA") with an emphasis on performance over process and documentation. Under the revised rules, the five-point rating scale is still utilized by examiners to assign a numerical score for a bank's performance in each of three areas: lending, service and investment.

Under the CRA, the FDIC is required to: (i) assess the records of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of the community (including low-and moderate-income neighborhoods) which they serve, and (ii) take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of a branch or other deposit facility, office relocation, a merger or an acquisition of bank shares. The CRA also requires the federal banking agencies to make public disclosures of their evaluation of each bank's record of meeting the credit needs of its entire community, including low-and moderate-income neighborhoods. This evaluation will include a descriptive rate ("outstanding," "satisfactory," "needs to improve" or "substantial noncompliance") and a statement describing the basis for the rating. After its most recent examination of Royal Bank under CRA, the FDIC gave Royal Bank a CRA rating of satisfactory.

Under the Bank Secrecy Act ("BSA"), banks and other financial institutions are required to report to the Internal Revenue Service currency transactions of more than $10,000 or multiple transactions in any one day of which Royal Bank is aware that exceed $10,000 in the aggregate. Civil and criminal penalties are provided under the BSA for failure to file a required report, for failure to supply information required by the BSA or for filing a false or fraudulent report.

Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. Royal Bank believes that further merger activity within Pennsylvania is likely to occur in the future, resulting in increased concentration levels in banking markets within Pennsylvania and other significant changes in the competitive environment. The Riegle-Neal allows adequately capitalized and managed bank holding companies to acquire banks in any state starting one year after enactment (September 29, 1995). Another provision of the Riegle-Neal Act allows interstate merger transactions beginning June 1, 1997. States are permitted, however, to pass legislation providing for either earlier approval of mergers with out-of-state banks, or "opting-out" of interstate mergers entirely. Through interstate merger transactions, banks will be able to acquire branches of out-of-state banks by converting their offices into branches of the resulting bank. The Riegle-Neal Act provides that it will be the exclusive means for bank holding companies to obtain interstate branches. Under the Riegle-Neal Act, banks may establish and operate a "de novo branch" in any State that "opts-in" to de novo branching. Foreign banks are allowed to operate branches, either de novo or by merger. These branches can operate to the same extent that the establishment and operation of such branches would be permitted if the foreign bank were a national bank or state bank. All these changes are expected to intensify competition in local, regional and national banking markets. The Pennsylvania Banking Code has been amended to enable Pennsylvania institutions to participate fully in interstate banking (see discussion above).

Management cannot anticipate what changes Congress may enact, or, if enacted, their impact on Royal Bancshares' financial position and reported results of operation. As a consequence of the extensive regulation of commercial banking activities in the United States, Royal Bancshares and Royal Bank's business is particularly susceptible to being affected by federal and state legislation and regulations that may increase the costs of doing business.

Federal Deposit Insurance Corporation Improvement Act of 1991

General. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDIC Improvement Act") includes several provisions that have a direct impact on Royal Bank. The most significant of these provisions are discussed below.

The FDIC is required to conduct periodic full-scope, on-site examinations of Royal Bank. In order to minimize losses to the deposit insurance funds, the FDIC Improvement Act establishes a format to more monitor FDIC-insured institutions and to enable prompt corrective action by the appropriate federal supervisory agency if an institution begins to experience any difficulty. The FDIC Improvement Act establishes five "capital" categories. They are: (1) well capitalized, (2) adequately capitalized, (3) undercapitalized, (4) significantly undercapitalized, and (5) critically undercapitalized. The overall goal of these new capital measures is to impose more scrutiny and operational restrictions on banks as they descend the capital categories from well capitalized to critically undercapitalized.

Under Current regulations, a "well-capitalized" institution would be one that has at least a 10% total risk-based capital ratio, a 6% Tier 1 risk-based capital ratio, a 5% Tier 1 Leverage Ratio, and is not subject to any written order or final directive by the FDIC to meet and maintain a specific capital level. Royal Bank is presently categorized as a "well-capitalized" institution.

An "adequately capitalized" institution would be one that meets the required minimum capital levels, but does not meet the definition of a "well-capitalized" institution. The existing capital rules generally require banks to maintain a Tier 1 Leverage Ratio of at least 4% and an 8% total risk-based capital ratio. Since the risk-based capital requirement to be in the form of Tier 1 capital, this also will mean that a bank would need to maintain at least 4% Tier 1 risk-based capital ratio. An institution must meet each of the required minimum capital levels in order to be deemed "adequately capitalized."

An "undercapitalized" institution is one that fails to meet one or more of the required minimum capital levels for an "adequately capitalized" institution. Under the FDIC Improvement Act, an "undercapitalized" institution must file a capital restoration plan and is automatically subject to restrictions on dividends, management fees and asset growth. In addition, the institution is prohibited from making acquisitions, opening new branches or engaging in new lines of business without the prior approval of its primary federal regulator. A number of other restrictions may be imposed.

A "critically undercapitalized" institution is one that has a tangible equity (Tier 1 capital) ratio of 2% or less. In addition to the same restrictions and prohibitions that apply to "undercapitalized" and "significantly undercapitalized" institutions, any institution that becomes "critically undercapitalized" is prohibited from taking the following actions without the prior written approval of its primary federal supervisory agency: engaging in any material transactions other than in the usual course of business; extending credit for highly leveraged transactions; amending its charter or bylaws; making any material changes in accounting methods; engaging in certain transactions with affiliates; paying excessive compensation or bonuses; and paying interest on liabilities exceeding the prevailing rates in the institution's market area. In addition, a "critically undercapitalized" institution is prohibited from paying interest or principal on its subordinated debt and is subject to being placed in conservatorship or receivership if its tangible equity capital level is not increased within certain mandated time frames.

Real Estate Lending Guidelines. Pursuant to the FDIC Improvement Act, the FDIC has issued real estate lending guidelines that establish loan-to-value ("LTV") ratios for different types of real estate loans. A LTV ratio is generally defined as the total loan amount divided by the appraised value of the property at the time the loan is originated. If a bank does not hold a first lien position, the total loan amount would be combined with the amount of all senior liens when calculating the ratio. In addition to establishing the LTV ratios, the FDIC's real estate guidelines require all real estate loans to be based upon proper loan documentation and a recent independent appraisal of the property.

The FDIC's guidelines establish the following limits for LTV ratios:

Loan Category	LTV Limit
Raw Land	65%
Land Development	
Construction:	
Commercial, Multifamily (includes condos and co-ops), and other Nonresidential	80%
Improved Property	85%
Owner occupied 1-4 Family and Home Equity (without credit enhancements)	90%

The guidelines provide exceptions to the LTV ratios for government-backed loans; loans facilitating the sale of real estate acquired by the lending institution in the normal course of business; loans where Royal Bank's decision to lend is not based on the offer of real estate as collateral and such collateral is taken only out of an abundance of caution; and loans renewed, refinanced, or restructured by the original lender to the same borrower, without the advancement of new money. The regulation also allows institutions to make a limited amount of real estate loans that do not conform to the proposed LTV ratios. Under this exception, Royal Bank would be allowed to make real estate loans that do not conform to the LTV ratio limits, up to an amount not to exceed 100% of Royal Bank's total capital.

Truth in Savings Act. The FDIC Improvement Act also contains the Truth in Savings Act. The purpose of this Act is to require the clear and uniform disclosure of the rates of interest that are payable on deposit accounts by Royal Bank and the fees that are assessable against deposit accounts, so that consumers can make a meaningful comparison between the competing claims of banks with regard to deposit accounts and products. This Act requires Royal Bank to include, in a clear and conspicuous manner, the following information with each periodic statement of a deposit account: (1) the annual percentage yield earned, (2) the amount of interest earned, (3) the amount of any fee and charges imposed and (4) the number of days in the reporting period. This Act allows for civil lawsuits to be initiated by customers if Royal Bank violates any provision or regulation under this Act.

Gramm-Leach-Bliley Act. On November 12, 1999, President Clinton signed the Gramm-Leach-Bliley Act of 1999, the Financial services Modernization Act. The Financial Services Modernization Act repeals the two affiliation provisions of the Glass-Steagall Act:

- Section 20, which restricted the affiliation of Federal Reserve Member Banks with firms "engaged principally" in specified securities activities; and

- Section 32, which restricts officer, director, or employee interlocks between a member bank and any company or person "primarily engaged" in specified securities activities.

In addition, the Financial Services Modernization Act contains provisions that expressly preempt any state insurance law. The law establishes a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. It revises and expands the framework of the Holding Company Act framework to permit a holding company system to engage in a full range of financial activities through a new entity known as a Financial Holding Company. "Financial activities" is broadly defined to include not only banking, insurance and securities activities, but also merchant banking and additional activities that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In general, the Financial Services Modernization Act:

- Repeals historical restrictions on, and eliminates many federal and state law barriers to, affiliations among banks, securities firms, insurance companies, and other financial service providers;

- Provides a uniform framework for the functional regulation of the activities of banks, savings institutions and their holding companies;

- Broadens the activities that may be conducted by national banks, banking subsidiaries of bank holding companies, and their financial subsidiaries;

- Provides an enhanced framework for protecting the privacy of consumer information;

- Adopts a number of provisions related to the capitalization, membership, corporate governance, and the other measures designed to modernize the Federal Home Loan Bank system;

- Modifies the laws governing the implementation of the CRA; and

- Addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.

In order for the Royal Bancshares to take advantage of the ability to affiliate with other financial service providers, Royal Bancshares must become a "Financial Holding Company" as permitted under an amendment to the Holding Company Act. To become a Financial Holding Company, a company must file a declaration with the Federal Reserve, electing to engage in activities permissible for Financial Holding Companies and certifying that it is eligible to do so because all of its insured depository institution subsidiaries are well-capitalized and well-managed. In addition, the Federal Reserve Board must determine that each insured depository institution subsidiary of the company has at least a satisfactory CRA rating. Royal Bancshares currently meets the requirements to make an election to become a Financial Holding Company. The Royal Bancshares management has not determined at this time whether it will seek an election to become a Financial Holding Company. Royal Bancshares is examining its strategic business plan to determine whether, based on market conditions, the relative financial conditions of Royal Bancshares and its subsidiaries, regulatory capital requirements, general economic conditions, and other factors, Royal Bancshares desires to utilize any of its expanded powers provided in the Financial Service Modernization Act.

The Financial Services Modernization Act also includes a new section of the FDIC Act governing subsidiaries of state banks that engage in "activities as principal that would only be permissible" for a national bank to conduct in a financial subsidiary. It expressly preserves the ability of a state bank to retain all existing subsidiaries. Because Pennsylvania permits commercial banks chartered by the state to engage in any activity permissible for national banks, Royal Bank will be permitted to form subsidiaries to engage in the activities authorized by the Financial Services Modernization Act, to the same extent as a national bank. In order to form a financial subsidiary, Royal Bank must be well-capitalized, and Royal Bank would be subject to the same capital deduction, risk management and affiliate transaction rules as applicable to national banks.

Royal Bancshares and Royal Bank do not believe that the Financial Services Modernization Act will have a material adverse effect on its operations in the near-term. However, to the extent that it permits banks, securities firms, and insurance companies to affiliate, the financial services industry may experience further consolidation. The Financial Services Modernization Act is intended to grant to community banks certain powers as a matter of right that larger institutions have accumulated on an ad hoc basis. Nevertheless, this act may have the result of increasing the amount of competition that Royal Bancshares and Royal Bank face from larger institutions and other types of companies offering financial products, many of which may have substantially more financial resources than Royal Bancshares and Royal Bank.

Recent Legislation

USA Patriot Act of 2001. In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D. C., which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcements' and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002. On July 30, 2002, President Bush signed in law the Sarbanes-Oxley Act of 2002, or the SOA. The stated goals of the SOA are to increase corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws.

The SOA is the most far-reaching U.S. securities legislation enacted in some time. The SOA generally applies to all companies, both U.S. and non-U.S., that file or are required to file periodic reports with the SEC under the Securities Exchange Act of 1934, or the Exchange Act. Given the extensive SEC role in implementing rules relating to many of the SOA's new requirements, the final scope of the requirements remains to be determined.

The SOA addressed, among other matters:

- Audit committees for all reporting companies;
- Certification of financial statements by the chief executive officer and chief financial officer;
- The forfeiture of bonuses or other incentive-based compensation and profits from the sale of an issuer's securities by directors and senior officers in the twelve month period following initial publication of any financial statements that later require restatement;
- A prohibition on insider trading during pension plan black out periods;
- Disclosure of off-balance sheet transactions;
- A prohibition on personal loans to directors and officers; expedited filings requirements for Form S-4's;
- Disclosure of a code of ethics and filing a Form 8-K for a change or waiver of such code;
- "Real time" filing of periodic reports;
- The formation of a public accounting oversight board;
- Auditor independence; and
- Various increased criminal penalties for violations of securities laws.

The SOA contains provisions which became effective upon enactment on July 30, 2002 and provisions which will become effective from within 30 days to one year from enactment. The SEC has been delegated the task of enacting rules to implement various provisions with the respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act.

Regulation W. Transactions between a bank and its "affiliates" are quantitatively and qualitatively restricted under the Federal Reserve Act. The FDIC Act applies Section 23A and 23B to insured nonmember banks in the same manner and to the same extent as if they were members of the Federal Reserve System. The Federal Reserve Board has also recently issued Regulation W, which codifies prior regulations under Section 23A and 23B of the Federal Reserve Act and interpretative guidance with respect to affiliate transactions. Regulation W incorporates the exemption from the affiliate transaction rules but expands the exemption to cover the purchase of any type of loan or extension of credit from an affiliate. Affiliates of a bank include, among other entities, the bank's holding company and companies that are under common control with the bank. Royal Bancshares is considered to be an affiliate of Royal Bank. In general, subject to certain specified exemptions, a bank or its subsidiaries are limited in their ability to engage in "covered transactions" with affiliates:

- To an amount equal to 10% of the bank's capital and surplus, in the case of covered transactions with any one affiliate; and
- To an amount equal to 20% of the bank's capital and surplus, in the case of covered transactions with all affiliates.

In addition, a bank and its subsidiaries may engage in covered transactions and other specified transactions only on terms and under circumstances that are substantially the same, or at least as favorable to the bank or its subsidiary, as those prevailing at the time for comparable transactions with nonaffiliated companies. A "covered transaction" includes:

- A loan or extension of credit to an affiliate;
- A purchase of, or an investment in, securities issued by an affiliate;
- A purchase of assets from an affiliate, with some exceptions;
- The acceptance of securities issued by an affiliate as collateral for a loan or extension of credit to any party; and
- This issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate.

In addition, under Regulation W:

- A bank and its subsidiaries may not purchase a low-quality asset from an affiliate;
- Covered transactions and other specified transactions between a bank or its subsidiaries and an affiliate must be on terms and conditions that are consistent with safe and sound bank practices; and
- With some exceptions, each loan or extension of credit by a bank to an affiliate must be secured by collateral with a market value ranging from 100% to 130%, depending on the type of collateral, of the amount of the loan or extension of credit.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates.

Concurrently with the adoptions of Regulation W, the Federal Reserve Board has proposed a regulation which would further limit the amount of loans that could be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

Monetary Policy

The earnings of Royal Bank are affected by the policies of regulatory authorities including the Federal Reserve Board. An important function of the Federal Reserve System is to influence the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities, changes in reserve requirements against member bank deposits and limitations on interest rates that member banks may pay on time and savings deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect rates charged on loans or paid for deposits.

The policies and regulations of the Federal Reserve Board have had and will probably continue to have a significant effect on its reserve requirements, deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect Royal Bank's operations in the future. The effect of such policies and regulations upon the future business and earnings of Royal Bank cannot be predicted.

Effects of Inflation

Inflation has some impact on Royal Bancshares' operating costs. Unlike many industrial companies, however, substantially all of Royal Bancshares' assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on Royal Bancshares' performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the company conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

The company considers that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining a reserve level believed by management to be sufficient to absorb estimated credit losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, loss given default, expected commitment usage, the amounts of timing of expected future cash flows on impaired loans, mortgages, and general amounts for historical loss experience. The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods.

Royal Bancshares recognizes deferred tax assets and liabilities for the future tax effects of temporary differences, net operating loss carry forwards and tax credits. Deferred tax assets are subject to management's judgment based upon available evidence that future realization is more likely than not. If management determines that the company may be unable to realize all or part of net deferred tax assets in the future, a direct charge to income tax expense may be required to reduce the recorded value of the net deferred tax asset to the expected realizable amount.

The accounting and reporting policies of Royal Bancshares conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. Critical accounting policies, judgments and estimates relate to loans, the allowance for loan losses and deferred tax assets. These policies which significantly affect the determination of the company's financial position, results of operations and cash flows, are summarized in Note A "Summary of Significant Accounting Polices" of the Notes to Consolidated Financial Statements and are discussed in the section captioned "Recent Accounting Pronouncements" of Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Items 7 and 8 of this Report, each of which is incorporated herein by reference.

Available Information

Upon a shareholder's written request, a copy of the company's Annual Report on 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as required to be filed with the SEC pursuant to Securities Exchange Act Rule 13a-1, may be obtained, without charge, on our website: RoyalBankPA.com or from Jeffrey T. Hanuscin, Chief Financial Officer, Royal Bank 732 Montgomery Avenue, Narberth, Pennsylvania 19072.

ITEM 2. PROPERTIES

Royal Bank has sixteen banking offices, which are located in Pennsylvania and Southern NJ.

Narberth Office (1)
732 Montgomery Ave
Narberth, PA 19072

Philadelphia Offices
- One Penn Square West
  30 South 15th Street
  Philadelphia, PA 19102
- 1340 Walnut Street
  Philadelphia, PA 19107
- 401 Fairmount Avenue (1)
  Philadelphia, PA 19123
- 6526 Castor Avenue
  Philadelphia, PA 19149
- 1650 Grant Avenue (1)
  Philadelphia, PA 19115

Jenkintown Office (1)
600 Old York Road
Jenkintown, PA 19046

Villanova Office
801 East Lancaster Avenue
Villanova, PA 19085

Shillington Office
516 East Lancaster Avenue
Shillington. PA 19607

Trooper Office(1)
Trooper & Egypt Roads
Trooper, PA 19401

Reading Office
501 Washington Street
Reading, PA 19601

Philadelphia Loan Office (2)
2 Penn Center
Philadelphia, PA 19102

Narberth Training Ctr. (1) (3)
814 Montgomery Ave
Narberth, PA 19072

King of Prussia Office (1)
Rt. 202 at Wilson Road
King of Prussia, PA 19406

Bridgeport Office (1)
105 W. 4th Street
Bridgeport, PA 19406

Upper Merion Office
Beidler & Henderson Roads
King of Prussia, PA 19406

Phoenixville Office (1)
808 Valley Forge Road
Phoenixville, PA 19460

Royal Bank America
3501 Black Horse Pike
Turnersville, NJ 08012

(1) Owned
(2) Residential Loan Office-Not a branch
(3) Used for employee training

Royal Bank owns nine of the above properties. One property is subject to a mortgage. The remaining nine properties are leased with expiration dates between 2004 and 2012. Royal Bank also leases storage warehouse space in Bridgeport, PA. at an annual rate of $21,000. During 2003, Royal Bank made aggregate lease payments of approximately $542,000. Royal Bank believes that all of its properties are attractive, adequately insured, and well maintained and are adequate for Royal Bank's purposes. Royal Bank also owns a property located at 144 Narberth Avenue, Narberth, PA, which may serve as a site for future expansion.

ITEM 3. LEGAL PROCEEDINGS

Management, after consulting with Royal Bancshares's legal counsel, is not aware of any litigation that would have a material adverse effect on the consolidated financial position of Royal Bancshares. There are no proceedings pending other than routine litigation incident to the business of Royal Bancshares. In addition, no material proceedings are known to be contemplated by governmental authorities against Royal Bancshares.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

ITEM 5. MARKET FOR THE BANK'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

On September 6, 1988 the Royal Bancshares' Class A Common Stock commenced trading on the NASDAQ National Market System (NASDAQ/NMS). Royal Bancshares' NASDAQ Symbol is RBPAA and is included in the NASDAQ National Market Stock Table, which is published in most major newspapers. There is no market for Royal Bancshares' Class B Common Stock, as such is prohibited by the terms of the Class B Common Stock. The following table shows the range of high, low-end and closing bid prices for Royal Bancshares' stock as reported by NASDAQ.

Bid Prices

2003	**High**	**Low**	**Close**
First Quarter	$21.127	$17.402	$19.078
Second Quarter	21.569	18.990	21.000
Third Quarter	26.912	20.520	26.324
Fourth Quarter	26.627	23.824	25.000
2002	**High**	**Low**	**Close**
First Quarter	$20.598	$18.132	$19.037
Second Quarter	20.227	18.561	20.379
Third Quarter	20.750	16.181	17.419
Fourth Quarter	20.893	16.828	20.369

(Source: This summary reflects information supplied by NASDAQ.)

The bid information shown above is derived from statistical reports of the NASDAQ Stock Market and reflects inter-dealer prices without retail mark-up, mark-down or commissions and may not necessarily represent actual transaction. The bid prices reflect the 2% stock dividend that was declared on January 21, 2004. The NASDAQ Stock Market, Inc., is a wholly-owned subsidiary of National Association of Securities Dealers, Inc.

The approximate number of recorded holders of Royal Bancshares' Class A and Class B Common Stock, as of February 29, 2004, is shown below:

Title of Class	**Number of Record Holders**
Class A Common Stock	370
Class B Common Stock	133

Because substantially all of the holders of Class B Common Stock are also holders of Class A Common stock the number of record holders of the two classes on a combined basis was approximately 417 as of February 29, 2004.

Securities Authorized for Issuance Under Equity Compensation Plans

The following two tables discloses the number of outstanding options, warrants and rights granted by the Company to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under the plans. The tables provide this information separately for equity compensation plans that have and have not been approved by security holders.

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Outside Directors Stock Option Plan			
Equity compensation plan approved by stockholders	70,061	$15.21	84,937
Equity compensation plan not approved by stockholders	--	--	--
Total	70,061	$15.21	84,937

	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Employees Stock Option Plan			
Equity compensation plan approved by stockholders	420,032	$16.08	251,112
Equity compensation plan not approved by stockholders	--	--	--
Total	420,032	$16.08	251,112

Dividends

Subject to certain limitations imposed by law, the Board of Directors of Royal Bancshares may declare a dividend on shares of common stock.

Stock dividends. On April 21, 1999, the Board of Directors of Royal Bancshares declared a 4% stock dividend on both its Class A Common Stock and Class B Common Stock shares payable May 14, 1999, to shareholders of record on May 3, 1999. The stock dividend resulted in the issuance of 288,728 additional shares of Class A Common Stock and 65,296 additional shares of Class B Common Stock.

On October 20, 1999, the Board of Directors of Royal Bancshares declared a 5% stock dividend on both its Class A Common Stock and Class B Common Stock shares payable on January 17, 2000, to shareholders of record on January 3, 2000. The stock dividend resulted in the issuance of 382,857 additional shares of Class A Common Stock and 84,234 additional shares of Class B Common Stock.

On January 17, 2001, the Board of Directors of Royal Bancshares declared a 5% stock dividend on both its Class A Common Stock and Class B Common Stock shares payable on February 12, 2001, to shareholders of record on January 29, 2001. The stock dividend resulted in the issuance of 408,197 additional shares of Class A Common Stock and 86,614 additional shares of Class B Common Stock.

On January 16, 2002, the Board of Directors of Royal Bancshares declared a 6% stock dividend on both its Class A Common Stock and Class B Common Stock shares payable on February 8, 2002, to shareholders of record on January 28, 2002. The stock dividend resulted in the issuance of 517,635 additional shares of Class A common stock and 108,282 additional shares of Class B common stock.

On January 15, 2003, the Board of Directors of Royal Bancshares declared a 3% stock dividend on both its Class A Common Stock and Class B Common Stock shares payable on February 12, 2003, to shareholders of record on January 29, 2003. The stock dividend resulted in the issuance of 281,196 additional shares of Class A common stock and 55,820 additional shares of Class B common stock.

On January 21, 2004, the Board of Directors of Royal Bancshares declared a 2% stock dividend on both its Class A Common Stock and Class B Common Stock shares payable on February 18, 2004, to shareholders of record on February 4, 2004. The stock dividend resulted in the issuance of 195,861 additional shares of Class A common stock and 38,216 additional shares of Class B common stock. Future stock dividends, if any, will be at the discretion of the Board of Directors and will be dependent on the level of earnings and compliance with regulatory requirements.

Cash Dividends. Royal Bancshares paid cash dividends in each quarter of 2003 and 2002 for holders of Class A Common Stock and for holders of Class B Common Stock. This resulted in a charge to retained earnings of approximately $11.3 million and $10.6 million for 2003 and 2002, respectively. The following table sets forth on a quarterly basis the dividend paid to holders of each Class A and Class B Common Stock for 2003 and 2002, adjusted to give effect to the stock dividends paid.

	Cash Dividends Per Share	
2003	**Class A**	**Class B**
First Quarter	$.2375	$.2731
Second Quarter	$.2375	$.2731
Third Quarter	$.2375	$.2731
Fourth Quarter	$.2500	$.2875

	Cash Dividends Per Share	
2002	**Class A**	**Class B**
First Quarter	$.2300	$.2645
Second Quarter	$.2300	$.2645
Third Quarter	$.2300	$.2645
Fourth Quarter	$.2375	$.2731

Future dividends must necessarily depend upon net income, capital requirements, appropriate legal restrictions and other factors relevant at the time the Board of Directors of Royal Bancshares considers dividend policy. Cash necessary to fund dividends available for dividend distributions to the shareholders of Royal Bancshares must initially come from dividends paid by Royal Bank to Royal Bancshares. Therefore, the restrictions on the Royal Bank's dividend payments are directly applicable to Royal Bancshares. Under the Pennsylvania Banking Code of 1965, as amended, Royal Bank places a restriction on the availability of capital surplus for payment of dividends.

Under the Pennsylvania Business Corporation Law of 1988, as amended, Royal Bancshares may pay dividends only if after payment the Registrant would be able to pay its debts as they become due in the usual course of business and the total assets are greater than the sum of its total liabilities plus the amount that would be needed if Royal Bancshares were to be dissolved at the time of the dividend to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend. See Regulatory Matters Note to the Consolidated Financial Statements in Item 8 of this report.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial and operating information for Royal Bancshares should be read in conjunction with ITEM 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes in ITEM 8:

	Years ended December 31, (in thousands, except per share data)				
	2003	2002	2001	2000	1999
Income Statement Data (in thousands)					
Interest income	$72,320	$77,104	$ 69,224	$ 58,875	$ 44,682
Interest expense	29,941	36,491	31,808	22,549	15,922
Net interest income	42,379	40,613	37,416	36,326	28,760
Provision for loan losses	674	250	--	250	--
Net interest income after loan losses	41,705	40,363	37,416	36,076	28,760
Gains on sale of loans	637	767	372	--	45
Gains on sale of real estate	568	455	188	53	350
Gains (losses) on investment securities	719	790	60	(1,302)	--
Other income	1,780	1,188	1,118	1,207	1,644
Total other income	3,704	3,200	1,738	(42)	2,039
Income before other expenses & income taxes	45,410	43,563	39,154	36,034	30,799
Non-interest expense					
Salaries and benefits	9,959	9,440	10,479	7,979	7,265
Other	8,929	9,481	7,124	5,813	5,865
Total operating expenses	18,888	18,921	17,603	13,792	13,130
Income before taxes	26,522	24,642	21,551	22,242	17,669
Incomes taxes	7,996	7,237	5,797	7,982	5,564
Net income	$18,526	$17,405	$15,754	$14,260	$12,105
Basic earnings per share (1)	$ 1.52	$ 1.44	$ 1.32	$ 1.20	$ 1.03
Diluted earnings per share (1)	$ 1.52	$ 1.41	$ 1.30	$ 1.18	$ 1.02

(1) Earnings per share has the weighted average number of shares used in the calculation adjusted to reflect a 2% stock dividend in 2004, a 3% stock dividend in January 2003, a 6% stock dividend in 2002, a 5% stock dividend in 2001, a 5% stock dividend in 2000, and a 4% stock dividend in 1999.

	As of December 31,				
Balance Sheet Data (in thousands)	2003	2002	2001	2000	1999
Total assets	$1,154,410	$1,088,484	$930,980	$630,081	$522,536
Total average assets	1,160,354	1,048,875	788,419	573,780	469,193
Loans, net	503,288	564,264	634,347	411,973	343,081
Total deposits	791,059	820,840	701,860	472,582	381,286
Total long term debt	212,000	124,500	70,225	30,000	30,000
Total stockholders equity	134,833	121,331	108,449	103,502	95,835
Total average stockholders equity	127,728	114,655	105,072	99,746	94,824
Return on average assets	1.6%	1.7%	2.0%	2.5%	2.6%
Return on average equity	14.5%	15.2%	15.0%	14.3%	12.8%
Average equity to average assets	11.0%	10.9%	13.3%	17.4%	20.2%
Cash dividend payout ratio	61.1%	60.8%	56.9%	55.0%	70.3%

Average Balances

The following table represents the average daily balances of assets, liabilities and shareholders' equity and the respective interest paid on interest bearing assets and interest bearing liabilities, as well as average rates for the periods indicated:

	2003			2002			2001		
Assets (In thousands)	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**	**Average Balance**	**Interest**	**Yield/ Rate**
Interest bearing deposits	$40,856	$475	1.16%	$32,760	$682	2.08%	$18,230	$533	2.92%
Federal funds	13,598	142	1.04%	16,780	272	1.62%	18,468	752	4.07%
Investment securities									
Held to maturity	46,302	3,087	6.67%	53,226	4,019	7.55%	97,055	7,610	7.84%
Available for sale	446,210	22,007	4.93%	297,457	18,817	6.33%	76,338	6,945	9.10%
Total investment securities	492,512	25,094	5.10%	350,683	22,836	6.51%	173,392	14,555	8.39%
Loans									
Commercial and Industrial	225,224	15,812	7.02%	230,556	17,020	7.38%	202,327	20,012	9.89%
Real estate secured	333,168	30,532	9.16%	383,816	36,070	9.40%	337,410	32,936	9.76%
Other loans	4,373	265	6.06%	2,784	224	8.05%	4,116	436	10.59%
Total loans	562,765	46,609	8.28%	617,156	53,314	8.64%	543,854	53,384	9.82%
Total interest earnings assets	1,109,731	72,320	6.52%	1,017,379	77,104	7.58%	753,944	69,224	9.18%
Non interest earnings assets									
Cash & due from banks	8,348			8,597			5,432		
Other assets	56,781			38,039			46,113		
Allowance for loan loss	(12,472)			(12,108)			(12,264)		
Unearned discount	(2,033)			(3,032)			(4,806)		
Total non-interest earning assets	50,624			31,496			34,475		
Total assets	$1,160,354			$1,048,875			$788,419		

Liabilities & Shareholders' Equity									
Deposits:									
Savings	$23,714	$182	0.77%	$25,658	$370	1.44%	$26,312	$637	2.42%
Now	32,510	339	1.04%	34,866	697	2.00%	38,353	869	2.27%
Money market	442,873	9,661	2.18%	270,454	8,491	3.14%	108,792	4,031	3.71%
Time deposits	269,293	12,011	4.46%	385,370	19,358	5.02%	369,680	22,237	6.02%
Total interest bearing deposits	768,390	22,193	2.89%	716,348	28,916	4.04%	543,137	27,774	5.11%
Federal funds	--	--	--	--	--	--	334	15	4.49%
Borrowings	183,339	7,748	4.23%	137,460	7,575	5.51%	68,129	4,019	5.90%
Total interest bearing liabilities	951,729	29,941	3.15%	853,808	36,491	4.27%	611,600	31,808	5.20%
Non interest bearing deposits	56,814			53,800			49,903		
Other liabilities	24,083			26,612			21,844		
Total liabilities	1,032,626			934,220			683,347		
Shareholders' equity	127,728			114,665			105,072		
Total liabilities and Shareholders' equity	$1,160,354			$1,048,875			$788,419		
Net interest income		$42,379			$40,613			$37,416	
			3.82%			3.99%			4.96%

(1) The indicated income and annual rate are presented in a taxable equivalent basis using the federal tax rate of 34% for all periods.
(2) Nonaccruing loans have been included in the appropriate average loan balance category, but interest on these loans has not been included.

Rate Volume

The following table sets forth a rate/volume analysis, which segregates in detail the major factors contributing to the change in net interest income for the years ended, December 31, 2003 and 2002, as compared to respective previous periods, into amounts attributable to both rate and volume variances.

	2003 Vs 2002 Changes due to:			2002 Vs 2001 Changes due to:		
Interest income	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)			
Interest bearing deposits in banks	$142	($349)	($207)	$335	($186)	$149
Federal funds sold	(45)	(85)	(130)	(63)	(417)	(480)
Investments securities						
Held to maturity	(491)	(441)	(932)	(3,319)	(272)	(3,591)
Available for sale	7,972	(4,782)	3,190	14,579	(2,707)	11,872
Total investment securities	7,481	(5,223)	2,258	11,260	(2,979)	8,281
Loans						
Commercial and industrial	(387)	(821)	(1,208)	2,541	(5,533)	(2,992)
Mortgages secured by real estate	(4,659)	(880)	(5,538)	4,397	(1,262)	3,135
Other loans	106	(65)	41	(122)	(90)	(212)
Total loans	(4,940)	(1,766)	(6,705)	6,816	(6,885)	(69)
Total increase (decrease) in interest income	2,638	(7,423)	(4,784)	18,348	(10,467)	7,881
Interest expense						
Deposits						
Savings	($26)	($162)	($188)	($15)	($252)	($267)
Now and Money Market	4,109	(3,297)	812	4,789	(501)	4,288
Time deposits	(5,353)	(1,994)	(7,347)	913	(3,792)	(2,879)
Total deposits	(1,270)	(5,453)	(6,723)	5,687	(4,545)	1,142
Federal funds purchase	--	--	--	(7)	(8)	(15)
Borrowings	2,182	(2,009)	173	3,837	(281)	3,556
Total increase(decrease) in interest expense	912	(7,462)	(6,550)	9,517	(4,834)	4,683
Total increase(decrease) in net interest income	$1,726	$39	$1,766	$8,831	($5,633)	$3,198

Loans

The following table reflects the composition of the loan portfolio of Royal Bank and the percent of gross outstandings represented by each category at the dates indicated.

	As of December 31, (in thousands)									
	2003		2002		2001		2000		1999	
Loans										
Comm'l and Industrial	$225,268	44%	$241,373	42%	$218,498	34%	$193,398	45%	$168,329	47%
Real Estate Secured	286,997	55%	333,972	57%	417,028	64%	230,999	54%	189,459	52%
Other	4,942	1%	3,509	1%	13,909	2%	4,561	1%	4,506	1%
Total gross loans	517,207	100%	578,854	100%	649,435	100%	428,958	100%	362,294	100%
Unearned income	(1,203)		(1,082)		(1,056)		(1,992)		(2,154)	
Discount on loans purchased	(290)		(1,038)		(2,144)		(3,020)		(5,322)	
	515,714		576,734		646,235		423,946		354,818	
Allowance for loan loss	(12,426)		(12,470)		(11,888)		(11,973)		(11,737)	
Total net loans	$503,288		$564,264		$634,347		$411,973		$343,081	

Analysis of Allowance for Loan Loss

	Year ending December 31, (in thousands)				
	2003	2002	2001	2000	1999
Total Loans	$ 515,714	$ 576,734	$ 646,235	$ 423,946	$ 354,818
Daily average loan balance	$ 562,765	$ 617,156	$ 543,854	$ 404,794	$ 320,544
Allowance for loan loss:					
Balance at the beginning of the year	$ 12,470	$ 11,888	$ 11,973	$ 11,737	$ 11,919
Charge offs by loan type:					
Commercial	22	47	82	523	1,062
Real estate	789	878	435	105	13
Total charge offs	811	925	517	628	1,075
Recoveries by loan type:					
Commercial	26	19	212	596	850
Individual	2	32	32	4	36
Real estate	65	1,206	188	14	7
Total recoveries	93	1,257	432	614	893
Net loan charge offs	(718)	332	(85)	(14)	(182)
Provision for loan loss	674	250	--	250	--
Balance at end of year	$ 12,426	$ 12,470	$ 11,888	$ 11,973	$ 11,737
Net charge offs to average loans	(0.13%)	0.05%	(0.02%)	--	(0.06%)
Allowance to total loans at year end	2.41%	2.16%	1.84%	2.82%	3.31%

The allowance for loan losses is established through provisions for loan losses based on management's on-going evaluation of the risks inherent in Royal Bank's loan portfolio. Factors considered in the evaluation process include growth of the loan portfolio, risk characteristics of the types of loans in the portfolio, geographic and large borrower concentrations, current regional economic and real estate market conditions that could affect the ability of borrowers to pay, the value of underlying collateral, and trends in loan delinquencies and charge-offs.

Royal Bank utilizes an internal rating system to monitor and evaluate the credit risk inherent in its loan portfolio. All loans approved by the loan committee, executive board committee and the Board of Directors are initially assigned a rating of pass. The Vice President of Special Assets and the loan review committee are expected to recommend changes in loan ratings when facts come to their attention that warrant an upgrade or downgrade in a loan rating. Problem and potential problem assets are assigned the three lowest ratings. Such ratings coincide with the "Substandard", "Doubtful" and "Loss" classifications used by federal regulators in their examination of financial institutions. Generally, an asset is considered Substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard assets have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Assets classified as Doubtful have all the weaknesses inherent in those classified Substandard with the added characteristics that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. Assets classified as Loss are those considered uncollectable and of such little value that their continuance as assets is not warranted. On a regular basis, the Loan Review Committee and senior management review the status of each loan.

While Royal Bank believes that it has established an adequate allowance for loan losses, there can be no assurance that the regulators, in reviewing Royal Bank's loan portfolio, will not request the company to materially increase its allowances for loan losses. Although management believes that adequate specific and general loan loss allowances have been established, actual losses are dependant upon future events and, as such, further additions to the level of specific and general loss allowances could become necessary.

Loans and Lease Financing Receivables

The following table summarizes the loan portfolio by loan category and amount that corresponds to the appropriate regulatory definitions.

	As of December 31, (in thousands)		
	2003	2002	2001
Loans secured by real estate			
Construction and land development	$ 107,463	$ 82,736	$ 64,551
Secured by 1-4 family residential properties:			
Revolving, open-end loans secured by 1-4 family residential properties and extended under lines of credit	5,854	7,564	35,367
All other loans secured by 1-4 family residential properties:			
Secured by first liens	50,716	116,248	110,351
Secured by junior liens	3,796	3,418	5,302
Secured by multi family (5 or more) residential properties	21,728	33,017	35,718
Secured by nonfarm nonresidential properties	97,902	87,448	165,547
Commercial and industrial loans to US addresses	225,268	241,373	218,498
Loans to individuals for household, family, and other personal expenditures	1,182	3,146	13,909
Obligations of state and political subdivisions in the US	3,134	3,541	192
All other loans	163	363	--
Less: Any unearned income on loans listed above	1,492	2,120	3,200
Total loans and leases, net of unearned income	$ 515,714	$ 576,734	$ 646,235

Credit Quality

The following table presents the principal amounts of nonaccruing loans and other real estate.

	As of December 31, (in thousands)				
	2003	2002	2001	2000	1999
Non-accruing loans (1)(2)	$ 11,328	$ 11,908	$ 10,794	$ 3,548	$ 1,209
Other real estate	4,371	1,444	884	-	19
Total nonperforming assets	$ 15,699	$ 13,352	$ 11,678	$ 3,548	$ 1,228
Nonperforming assets to total assets	1.36%	1.23%	1.25%	0.56%	0.24%
Nonperforming loans to total loans	2.20%	2.06%	1.67%	0.84%	0.34%
Allowance for loan loss to nonperforming loans	109.69%	104.72%	110.14%	337.46%	970.80%

(1) Generally a loan is placed on nonaccruing status when it has been delinquent for a period of 90 days or more unless the loan is both well secured and in the process of collection.

(2) If interest had been accrued on these nonaccruing loans, such income would have approximated $401,000 for 2003, $473,000 for 2002, $526,000 for 2001, $319,000 for 2000, $109,000 for 1999.

Investments Securities

The contractual maturity distribution and weighted average rate of Royal Bancshares' investments held to maturity and available for sale portfolios at December 31, 2003 are presented in the following table. Weighted average rate on tax-exempt obligations have been computed on a fully taxable equivalent basis assuming a tax rate of 34%.

	As of December 31, 2003 (in thousands)									
	Within 1 year		After 1 year but within 5 years		After 5 years, but within 10 years		After 10 years		Total	
	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
Securities held to maturity										
M.B.S.	$ 9	7.7%	$ 60	7.6%	$ 33	11.0%	$ 238	5.8%	$ 340	6.7%
Agencies	--	--%	--	--%	49,282	4.5%	42,348	5.0%	91,630	4.8%
Other securities	4,131	6.8%	16,990	8.1%	--	--%	--	--%	21,121	7.8%
Total	$ 4,140	6.8%	$ 17,050	8.1%	$ 49,315	4.5%	$ 42,586	5.0%	$113,091	5.3%
Available for sale										
M.B.S.	$ 23	9.3%	$ 6,492	5.5%	$ --	--%	$ 61,198	5.0%	$ 67,713	5.0%
CMO'S	--	--%	--	--%	--	--%	44,162	5.0%	44,162	5.0%
Foreign	266	8.8%	11,900	7.3%	--	--%	--	--%	12,166	7.3%
Trust Preferred	--	--%	--	--%	--	--%	37,139	9.7%	37,139	9.7%
Other securities	20,848	6.7%	138,626	6.3%	95,772	4.4%	35,819	4.9%	291,066	4.9%
Total	$ 21,137	6.8%	$150,018	6.3%	$ 95,772	4.4%	$178,318	5.6%	$452,246	5.4%

The following tables presents the consolidated book values and approximate fair value at December 31, 2003 and 2002, respectively, for each major category of Royal Bancshares' investment securities portfolio for held to maturity securities and available for sale securities.

	As of December 31, (in thousands)					
	2003		2002		2001	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Securities held to maturity						
Mortgage backed securities	$ 340	340	$ 538	$ 538	$ 1,077	$ 1,078
US agencies	91,630	91,333	--	--	35,000	34,679
Other securities	21,121	22,602	30,076	32,207	56,826	58,868
Total	$ 113,091	$ 114,275	$ 30,614	$ 32,745	$ 92,903	$ 94,625
Securities available for sale						
Federal Home Loan Bank stock	$ 11,407	$ 11,407	$ 8,949	$ 8,949	$ 4,875	$ 4,875
Preferred and common stock	40	55	56	56	39	54
Other securities	431,080	440,784	405,667	409,311	128,888	124,826
Total	$ 442,527	$ 452,246	$ 414,672	$ 418,316	$ 133,802	$ 129,755

Deposits

The average balance of Royal Bank's deposits by major classifications for each of the last three years is presented in the following table.

	As of December 31, (in thousands)					
	2003		2002		2001	
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
Demand deposits:						
Non interest bearing	$ 56,814	--%	$ 53,800	--%	$ 49,903	--%
Interest bearing (NOW)	32,510	1.04%	34,866	2.00%	38,353	2.27%
Money market deposits	442,873	2.18%	270,454	3.14%	108,792	3.71%
Savings deposits	23,714	0.77%	25,658	1.44%	26,312	2.42%
Certificate of deposit	269,293	4.46%	385,370	5.02%	369,680	6.02%
Total deposits	$ 825,204		$ 770,148		$ 593,040	

The remaining maturity of Certificates of Deposit of $100,000 or greater:

	As of December 31, (in thousands)	
Maturity	2003	2002
Three months or less	$ 6,396	$ 57,804
Over three months through twelve months	47,549	28,694
Over twelve months through five years	46,128	77,244
Over five years	4,050	17,236
Total	$ 104,123	$ 180,978

Short and Long Term Borrowings

	Year ending December 31, (in thousands)				
	2003	2002	2001	2000	1999
Short term borrowings	$ --	$ 3,000	$ 30,000	$ 3,000	$ --
Long term borrowings:					
Other borrowings	--	--	2,725	--	--
FHLB advances	212,000	124,500	67,500	30,000	30,000
Total borrowings	$ 212,000	$ 127,500	$ 100,225	$ 33,000	$ 30,000

ITEM 7. MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Consolidated Financial Statements of Royal Bancshares (see Item 8) and related notes included herein.

Financial Condition

Total assets increased $66 million, or 6%, to $ 1.15 billion at December 31, 2003 from $1.09 billion at year-end 2002.

Cash and Cash Equivalents. Cash and cash equivalents are comprised of cash on hand, and cash in interest bearing and non-interest bearing accounts in banks, in addition to federal funds sold. Cash and cash equivalents decreased $15.5 million, to $25.1 million at December 31, 2003. The average balance of cash and cash equivalents was approximately $62.8 million for 2003 versus $58.1 million for 2002. The majority of this average balance is held in interest-bearing accounts or invested daily in overnight fed funds. The average balance of these funds that earn interest was $54.5 million in 2003. The decrease in the balance of cash and cash equivalents at year end was primarily due to re-investing cash on hand into higher yielding investments.

Investment Securities Held to Maturity. Held to maturity ("HTM") investment securities represents approximately 4% of average earning assets during 2003 and are comprised of primarily government agency bonds and corporate debt securities of investment grade quality, at the time of purchase. During 2003, HTM investment securities increased by $82.5 million to $113.1 million at December 31, 2003, from $30.6 million at December 31, 2002.

Investment Securities Available for Sale. AFS investment securities represent 40% of average earning assets during 2003 and are primarily comprised of government secured agency bonds and government secured mortgaged-backed securities, capital trust security issues of regional banks, domestic corporate debt and U.S. denominated foreign corporate debt. At December 31, 2003, AFS investment securities were $452.2 million as compared to $418.3 million at December 31, 2002, an increase of $33.9 million. This increase was primarily due to the redeployment of excess cash on hand to achieve a higher rate of return.

Loans. Royal Bancshares' primary earning assets are loans, representing approximately 51% of average earning assets during 2003. The loan portfolio has historically been comprised primarily of business demand loans and commercial mortgages in roughly equal amounts, and to a significantly lesser extent, consumer loans comprised of one to four family residential and home equity loans. During 2003, total loans decreased $61.0 million from $576.7 million at December 31, 2002 to $515.7 million at December 31, 2003 primarily due to an increased number of loans being paid in full as compared to new originations. In the current interest rate environment, Royal Bank has avoided lending in transactions where its management perceived the risk/reward ratio to be too high.

Deposits. Royal Bancshares' deposits are the primary source of funding. Total deposits decreased $29.7 million, or 4%, from $820.8 million at December 31, 2002 to $791.1 million at December 31, 2003. This decrease in deposits is primarily due to maturities of higher costing brokered deposits that matured were and replaced with lower costing FHLB advances. At December 31, 2003, brokered deposits were $80.9 million as compared to $127 million at December 31, 2002. Certificate of deposit accounts decreased $93.3 million, or 28% from $330.2 million at December 31, 2002 to $236.9 million at December 31, 2003. Other deposit categories comprised of demand, NOW, money markets and savings deposits increased $63.5 million during 2003 over their levels at December 31, 2002. The increase in all savings categories is primarily due to the competitive rates offered.

Borrowings. Borrowings are comprised of long-term borrowings (advances) and short-term borrowings (overnight borrowings, advances). Long-term borrowings increased $87.5 million to $212.0 million at December 31, 2003 from $124.5 million at December 31, 2002. At December 31, 2003 there was no short term advances. The average balance of borrowings during 2003 was $183.3 million versus $137.5 million for 2002.

Shareholders' Equity. Shareholders' equity increased $13.5 million or 11% in 2003 to $134.8 million primarily due to net income of $18.5 million partially offset by $11.3 million in cash dividends paid in 2003. Additionally, shareholders' equity was affected by the increase in market value of AFS investment securities during 2003, which resulted in an upward adjustment of $4 million.

Results of Operations

General. Royal Bancshares' results of operations depend primarily on net interest income, which is the difference between interest income on interest earning assets and interest expense on interest bearing liabilities. Interest earning assets consist principally of loans and investment securities, while interest bearing liabilities consist primarily of deposits. Net income is also affected by the provision for loan losses and the level of non-interest income as well as by non-interest expenses, including salary and employee benefits, occupancy expenses and other operating expenses.

Net Income. Net income in 2003 was $18.5 million as compared to $17.4 million in 2002 and $15.8 million in 2001. Basic earnings per share were $1.52, $1.44 and $1.32 for 2003, 2002, and 2001, respectively. The $1.1 million increase in net income for 2003 represents a 6% increase over 2002, and is primarily attributable to the reduction of interest paid on deposits and borrowings as compared to the interest income earned relating to loans and the investment security portfolio, and to a lesser extent, non-recurring fee and accretion income on loans. The increase in net income of $1.6 million for 2002 represents a 10% increase over 2001 and is primarily attributable to the increase in interest income relating to loans and the investment security portfolio.

Net Interest Income. Net interest income is Royal Bancshares' primary source of income. Its level is a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities, and the spread between the yield on assets and liabilities. In turn, these factors are influenced by the pricing and mix of Royal Bancshares' interest-earning assets and funding sources. Additionally, net interest income is affected by market and economic conditions, which influence rates on loan and deposit growth.

Net interest income was $42.4 million in 2003 as compared to $40.6 million in 2002. The increase in 2003 of net interest income of $1.8 million is primarily due to the reduction of interest paid on deposits and borrowings. Interest paid on interest bearing liabilities decreased $6.6 million from $36.5 million in 2002, to $29.9 million in 2003. The reduction is primarily due the reduction of rates offered during 2003.

Net interest income was $40.6 million in 2002 compared to $37.4 million in 2001. The increase in 2002 of net interest income of $3.2 million is primarily due to an increase in the average earning assets in 2002 to $1.02 billion. This is an increase of $263 million, or 35% over the level for 2001. This increase in average interest earning assets contributed to a $7.9 million increase in interest income to $77.1 million in 2002, as compared to $69.2 million in 2001. Interest expense on interest bearing liabilities increased $4.7 million, to $36.5 million in 2002, from $31.8 million in 2001. The increase is primarily due to an increase in the average balance of interest-bearing liabilities, primarily deposits in 2002 to $853.8 million from $611.6 million in 2001.

Loans and Mortgages

	2003	2002	2001
Average loan outstandings	$562,765,000	$617,156,000	$543,854,000
Interest and fees on loans	$46,609,000	$53,314,000	$53,384,000
Average Yield	8.28%	8.64%	9.82%

Royal Bancshares continues to originate both fixed rate and variable rate loans. At December 31, 2003 variable rate loans represented 55% of total loans. Together with some matching funding of fixed rate deposits to fixed rate loans, variable rate loans have helped Royal Bank manage interest rate risk. However, the continued effects from the 12 interest rate cuts during 2002 and 2001 caused the variable rate loan portfolio to reprice faster than most deposits, resulting in continued compression of the bank interest rate margin versus prior years.

In 2003, the average balance of loans decreased $54.3 million to $562.8 million primarily due a large amount of loans being paid off as interest rates remained at historically low levels. The average yield on loans decreased 36 basis points in 2003 primarily due to interest rates re-pricing at lower levels on variable rate loans.

In 2002, the average balance of loans increased $73.3 million to $617.2 million primarily due to retaining a large amount of loans purchased from Crusader Holding Corporation on June 22, 2001. The average yield on loans decreased 118 basis points in 2002 primarily due to the continued decline of interest rates during the year.

HTM Investment Securities

	2003	2002	2001
Average HTM investment securities	$46,302,000	$53,226,000	$97,055,000
Interest income	$3,087,000	$4,019,000	$7,610,000
Average yield	6.67%	7.55%	7.84%

HTM investment securities are comprised primarily of taxable corporate debt issues and US Treasuries and agencies. The corporate debt issues are investment grade at the time of purchase, with maturities in the three to fifteen year range. It is Royal Bancshares' expressed intention to hold these securities to maturity.

In 2003, the yield on HTM investment securities decreased 88 basis points to 6.67% from 7.55% in 2002. This decrease was primarily due to higher yielding investments that have maturing and being replaced with lower yielding investments as a result of current market conditions.

In 2002, the yield on HTM investment securities decreased 29 basis points to 7.55% from 7.84% in 2001. This decrease was primarily due to higher yielding investments that have matured.

AFS Investment Securities

	2003	2002	2001
Average AFS investment securities	$446,210,000	$297,457,000	$76,338,000
Interest and dividend income	$22,007,000	$18,817,000	$6,945,000
Average yield	4.93%	6.33%	9.10%

AFS investment securities are comprised primarily of government secured mortgage-backed securities non-rated capital trust security issues of regional banks, rated domestic and US denominated foreign corporate debt securities and to a lesser extent preferred and common stock.

In 2003, the average balance of AFS investment securities increased $148.8 million to $446.2 million primarily due to the redeployment of excess cash on hand to achieve a higher rate of return than overnight funds. The 140 basis point decrease in average yield is primarily due to the lower yields on the new investment purchases.

In 2002, the average balance of AFS investment securities increased $221.1 million to $297.5 million primarily due to the redeployment of excess cash on hand to achieve a higher rate of return and a change in investment philosophy in classifying most new security investments as AFS. The 277 basis point decrease in average yield is primarily due to the declining interest rate environment.

Interest Expense on NOW and Money Market Deposits

	2003	2002	2001
Average NOW & Money Market deposits	$475,383,000	$305,320,000	$147,145,000
Interest expense	$10,000,000	$9,188,000	$4,900,000
Average cost of funds	2.10%	3.01%	3.33%

In 2003 the average cost of funds on NOW and money market deposits decreased 91 basis points to 2.10% from 3.01% in 2002 primarily due to a decline in the interest rate paid on these deposits. In 2002, the average cost of funds on NOW and money market deposits decreased 32 basis points to 3.01% from 3.33% for 2001, primarily due to a decline in interest rate paid on these deposits.

Interest Expense on Time Deposits

	2003	2002	2001
Average time deposits	$269,293,000	$385,370,000	$369,680,000
Interest expense	$12,011,000	$19,358,000	$22,237,000
Average cost of funds	4.46%	5.02%	6.02%

In 2003, the average balance of time deposits decreased $116.1 million to $269.3 million. This decrease in average time deposits is primarily due to the maturity of higher yielding brokered deposits. In 2002, the average balance of time deposits increased $15.7 million to $385.4 million. This increase in time deposits is primarily due to the asset and liability acquisition of Crusader Holding Corporation on June 22, 2001, being reflected on the records of Royal Bank for a full twelve months in 2002 as compared for six months during 2001.

Although rates in general continued to move downward in 2003, the reaction of deposits to rate changes (both increases and decreases) is slower than the change in the prime rate because these time deposits must mature before a rate adjustment would become effective. At December 31, 2003, 44% of time deposits were comprised of certificates of deposits accounts with balances of $100,000 or more, while in 2002, 55% of time deposits were comprised of certificates of deposit accounts with balances of $100,000 or more. These types of deposit have traditionally been considered more rate volatile than other types of deposits, however Royal Bank's penalty for early redemption somewhat mitigates this volatility.

Provision for Possible Loan Losses

The provision for loan losses is an amount charged to expense to provide for future losses on existing loans. In order to determine the amount of the provision for loan loss, Royal Bank conducts a quarterly review of the loan portfolio to evaluate overall credit quality. This evaluation consists of an analysis of individual loans and overall risk characteristics and size of the loan, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay loan obligations as well as current collateral values.

In 2003, a provision for loan losses was recorded at $674 thousand, as compared to $250 thousand in 2002 due to senior management assessment that the level of loan loss reserve was not adequate. Net charge-offs were $718 thousand in 2003 as compared to net recoveries of $332 thousand for 2002.

In 2002, a provision for loan losses was recorded at $300 thousand, as compared to no provision being taken in 2001 due to senior management assessment that the level of loan loss reserve was not adequate. Net recoveries were $332 thousand in 2002 as compared to net charge-offs of $85 thousand for 2001.

The allowance for possible loan loss at December 31, 2003 was $12.4 million, or 2.41% of net loans as compared to $12.5 million at December 31, 2002 or 2.16% of net loans, and $11.9 million at December 31, 2001, or 1.84% of net loans.

Non-Interest Income

Non-interest income includes service charges on depositors' accounts, safe deposit rentals and various services such as cashing checks, issuing money orders and traveler's checks, and similar activities. In connection with the acquisition of certain assets and liabilities held by Crusader Holding Corporation, Royal Bank retained the residential mortgage department to originate residential mortgages for resale in the secondary market. Most components of non-interest income are a modest and stable source of income, with exceptions of one-time gains and losses from the sale of investments securities and other real estate owned, from period to period these sources of income may vary considerably. Service charges on depositors' accounts, safe deposit rentals and other fees are periodically reviewed by management to remain competitive with other local banks.

In 2003, total non-interest income increased $0.5 million primarily due income earned on the purchase of Bank Owned Life Insurance ("BOLI") and the sale of insurance products through an affiliation with the MONY Group.

In 2002, total non-interest income increased $1.5 million primarily due to gains on investment securities sold and the addition of residential mortgage division. The residential mortgage division's primary function is to originate residential mortgages for resale in the secondary market.

Non-Interest Expense

Non-interest expense includes compensation and employee benefits, occupancy, advertising, FDIC insurance, state taxes, depreciation, and other expenses such as auditing, automatic teller machines (ATMs), data processing, legal, outside service charges, postage, printing and other expenses relating to other real estate owned.

Non-interest expense decreased $34 thousand to $18.9 million in 2003, from $18.9 million in 2002. Salaries and employee benefits increased $519 thousand to $10.0 million in 2003, from $9.4 million in 2002. This was primarily due to annual salary increases and an increase in pension cost. Occupancy expense increased $151 thousand to $1.3 million in 2003 primarily due the addition of our Turnersville Branch. Other operating expenses decreased $704 thousand to $7.6 million in 2003.

Non-interest expense increased $1.3 million to $18.9 million in 2002, from $17.6 million in 2001. This increase was offset by $1.0 million decrease in salaries and employee benefits in 2002 primarily due to a reduced required obligation to the companies stock appreciation rights program. Occupancy expense increased $61 thousand to $1.2 million in 2002. Other operating expenses increased $2.3 million to $8.3 million in 2002.

Accounting for Income Taxes

The provision for federal income taxes was $8.0 million in 2003 as compared to $7.2 million for 2002, and $5.8 million for 2001 representing an effective tax rate of 30%, 29% and 27%, respectively. The $800 thousand increase in the tax provision for 2003 was primarily due to the increased level of earnings offset by the use of tax goodwill related to the acquisition of Knoblauch State Bank in 1995.

Accounting for Debt and Equity Securities

Royal Bancshares accounts for investment securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This standard requires investments in securities to be classified in one of three categories; held to maturity, trading or available for sale. Debt securities that Royal Bank has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. As Royal Bank does not engage in security trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses for such securities, net of tax effect, are required to be recognized as a separate component of shareholders' equity and excluded from the determination of net income.

Asset Liability Management

The primary functions of asset-liability management are to assure adequate liquidity and maintain an appropriate balance between interest earning assets and interest bearing liabilities. This process is overseen by the Asset-Liability Committee ("ALCO") which monitors and controls, among other variables, the liquidity, balance sheet structure and interest rate risk of the consolidated company within policy parameters established and outlined in the Funds, Cash Flow and Liquidity Policies and Procedures which are reviewed by the Board of Directors at least annually. Additionally, the ALCO committee meets periodically and reports on liquidity, interest rate sensitivity and projects financial performance in various interest rate scenarios.

Liquidity. Liquidity is the ability of the financial institution to ensure that adequate funds will be available to meet its financial commitments as they become due. In managing its liquidity position, the financial institution evaluates all sources of funds, the largest of which is deposits. Also taken into consideration is the repayment of loans. These sources provide the financial institution with alternatives to meet its short-term liquidity needs. Longer-term liquidity needs may be met by issuing longer-term deposits and by raising additional capital.

Royal Bancshares generally maintains a liquidity ratio equal to or greater than 25% of total deposits and short-term liabilities. Liquidity is specifically defined as the ratio of net cash, short term and marketable assets to net deposits and short-term liabilities. The liquidity ratio for the years ended December 31, 2003, 2002 and 2001 was 60%, 42% and 33%, respectively. Management believes that Royal Bancshares' liquidity position continues to be adequate, continues to be in excess of its peer group level and meets or exceeds the liquidity target set forth in the Asset/Liability Management Policy. Management believes that due to its financial position, it will be able to raise deposits as needed to meet liquidity demands. However, any financial institution could have unmet liquidity demands at any time.

Contractual Obligations and Other Commitments. The following table sets forth contractual obligations and other commitments representing required and potential cash outflows as of December 31, 2003.

(in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
FHLB Advances	$212,000	$ --	$ 37,500	$ --	$174,500
Operating leases	2,038	511	656	443	428
Standby letters of credit	5,099	5,066	33		
Time deposits	236,902	132,710	79,125	19,451	5,616
Total	$456,039	$138,287	$117,314	$19,894	$180,544

Interest-Rate Sensitivity. Interest rate sensitivity is a function of the repricing characteristics of the financial institution's assets and liabilities. These include the volume of assets and liabilities repricing, the timing of repricing, and the relative levels of repricing. Attempting to minimize the interest rate sensitivity gaps is a continual challenge in a changing rate environment. The interest sensitivity report examines the positioning of the interest rate risk exposure in a changing interest rate environment. Ideally the rate sensitive assets and liabilities will be maintained in a matched position to minimize interest rate risk.

The interest rate sensitivity analysis is an important management tool, however, it does have some inherent shortcomings. It is a "static" analysis. Although certain assets and liabilities may have similar maturities or repricing, they may react in different degrees to changes in market interest rates. Additionally, repricing characteristics of certain assets and liabilities may vary substantially within a given period.

The following table summarizes repricing intervals for interest earning assets and interest bearing liabilities as of December 31, 2003, and the difference or "gap" between them on an actual and cumulative basis for the periods indicated. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely. At December 31, 2003, Royal Bancshares is in an asset sensitive positive of $69.4 million, which indicates assets will reprice somewhat faster than liabilities within one year.

Interest Rate Sensitivity
(in millions)

	Days		1 to 5	Over 5	Non-rate	
Assets (1)	**0 - 90**	**91 - 365**	**Years**	**Years**	**Sensitive**	**Total**
Interest-bearing deposits in banks	$ 10.1	$ --	$ --	$ --	$ 7.4	$ 17.5
Federal funds sold	7.6	--	--	--	--	7.6
Investment securities:						
Available for sale	38.3	20.8	301.3	91.8	--	452.2
Held to maturity	49.4	4.3	53.6	5.8	--	113.1
Total investment securities	87.7	25.1	354.9	97.6	--	565.3
Loans:(2)						
Fixed rate	25.7	45.0	149.5	5.2	--	225.4
Variable rate	195.0	75.6	19.7	--	--	290.3
Total loans	220.7	120.6	169.2	5.2		515.7
Other assets(3)	--	--	--	--	48.3	48.3
Total Assets	$ 326.1	$ 145.7	$ 524.1	$ 102.8	$ 55.7	$ 1,154.4
Liabilities & Capital						
Deposits:						
Non interest bearing deposits	$ --	$ --	$ --	$ --	$ 58.9	$ 58.9
Interest bearing deposits	58.1	174.4	259.8	0.0	--	492.3
Certificate of deposits	27.1	105.8	101.4	5.6	--	239.9
Total deposits	85.2	280.2	361.2	5.6	58.9	791.1
Borrowings	37.0	--	117.5	57.5	--	212.0
Other liabilities	--	--	--	.3	16.2	16.5
Capital	--	--	--	--	134.8	134.8
Total liabilities & capital	$ 122.2	$ 280.2	$ 478.7	$ 63.4	$ 209.9	$1,154.4
Net interest rate GAP	$ 203.9	$ (134.5)	$ 45.4	$ 39.4	$ (154.2)	
Cumulative interest rate GAP	$ 203.9	$ 69.4	$ 114.8	$ 154.2	$ --	
GAP to total assets	18%	-12%				
GAP to total equity	151%	-100%				
Cumulative GAP to total assets	18%	6%				
Cumulative GAP to total equity	151%	51%				

(1) Interest earning assets are included in the period in which the balances are expected to be repaid and/or repriced as a result of anticipated prepayments, scheduled rate adjustments, and contractual maturities.
(2) Reflects principal maturing within the specified periods for fixed and repricing for variable rate loans; includes nonperforming loans.
(3) For purposes of gap analysis, other assets include the allowance for possible loan loss; unamortized discount on purchased loans and deferred fees on loans.

The method of analysis of interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets have provisions, which limit changes in interest rates each time the interest rate changes and for the entire term of the loan. Additionally, prepayments and withdrawals experienced in the event of a change in interest rates may deviate significantly from those assumed in the interest rate sensitivity table. Additionally, the ability of some borrowers to service their debt may decrease in the event of an interest rate increase.

Capital Adequacy

The table shown below sets forth Royal Bancshares' consolidated capital level and performance ratios:

	2003	2002	2001	Regulatory Minimum
Capital Level				
Leverage ratio	11.1%	11.4%	14.1%	3.0%
Risk based capital ratio:				
Tier 1	15.3%	14.6%	14.4%	4.0%
Total	16.5%	15.9%	15.9%	8.0%
Capital Performance				
Return on average assets	1.6%	1.7%	2.0%	-
Return on average equity	14.5%	15.2%	15.0%	-

Royal Bancshares' sources of capital have been derived from the issuance of stock as well as retained earnings. While Royal Bancshares has not had a stock offering since 1986, total shareholders' equity has increased primarily due to steady increases in retained earnings. At December 31, 2003, Royal Bancshares had an average equity to average asset ratio of 11%. Royal Bancshares has no current plans to raise capital through new stock offerings and indeed, seeks ways to leverage its existing capital.

In early 1989, each of the federal bank regulatory agencies issued risk-based capital standards, which were phased in December 31, 1992. The new standards place assets in various categories of risk with varying weights assigned, and consider certain off-balance sheet activities, such as letters of credit and loan commitments in the base for purposes of determining capital adequacy. The principal objective of establishing the risk-based capital framework is to achieve greater convergence in the measurement and assessment of capital adequacy due to the divergence of asset mixes maintained from one depository institution to the next. At December 31, 2003, Royal Bancshares' ratio using these standards was 16.5%.

Management Options to Purchase Securities

In May 2001, the directors of the Royal Bancshares approved the amended Royal Bancshares of Pennsylvania Non-qualified Stock Option and Appreciation Right Plan (the Plan). The shareholders in connection with the formation of the holding company reapproved the Plan. The Plan is an incentive program under which Bank officers and other key employees may be awarded additional compensation in the form of options to purchase up to 1,500,000 shares of the Royal Bancshares' Class A common stock (but not in excess of 15% of outstanding shares). The option price is equal to the fair market value at the date of the grant. At December 31, 2003, 420,032 options have been granted which are exercisable at 20% per year. At December 31, 2003, options covering 149,904 shares were exercisable by 98 employees.

In May 2001, the directors of the Royal Bancshares approved an amended non-qualified Outside Directors Stock Option Plan. The shareholders in connection with the formation of the holding company reapproved the Plan. Under the terms of the plan, 250,000 shares of Class A stock are authorized for grants. Each director is entitled to 1,500 shares of stock annually, which is exercisable one year from the grant date. The options were granted at the fair market value at the date of the grant. At December 31, 2003, 70,061 options were outstanding and options covering 54,761 shares were exercisable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

A simulation model is used to estimate the impact of various changes, both upward and downward, in market interest rates and volumes of assets and liabilities on the net income. This model produces an interest rate exposure report that forecast changes in the market value of portfolio equity under alternative interest rate environment. The market value of portfolio is defined as the present value of existing assets and liabilities. The calculated estimates of changes in the market value of portfolio value are as follows:

As of December 31, 2003 (Dollars in Thousands)

Changes in Rates	Market Value of Portfolio Equity	Percent of Change
+ 200 basis points	144,210	–10.0%
+ 100 basis points	155,298	–3.1%
Flat rate	160,217	0%
– 100 basis points	156,307	-2.4%
– 200 basis points	141,030	-12.0%

The assumptions used in evaluating the vulnerability of earnings and capital to changes in interest rates are based on management's considerations of past experience, current position and anticipated future economic conditions. The interest rate sensitivity of assets and liabilities as well as the estimated effect of changes in interest rates on the market value of portfolio equity could vary substantially if different assumptions are used or actual experience differs from what the calculations may be based.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which requires additional disclosures about there assets, obligations, cash flows and net periodic benefit costs of defined benefit pension plans and defined benefit other post retirement plans.

Royal Bancshares adopted FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" on January 1, 2003 ("FIN 45"). FIN 45 requires a guarantor entity, at the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. Royal Bancshares has financial and performance letters of credit. Financial letters of credit require a company to make a payment if the customer's condition deteriorates, as defined in agreements. Performance letters of credits require Royal Bancshares to make payments if the customer fails to perform certain non-financial contractual obligation. Royal Bancshares previously did not record a liability when guaranteeing obligations unless it became probable that Royal Bancshares would have to perform under the guarantee. FIN 45 applies prospectively to guarantees Royal Bancshares issues or modifies subsequent to December 31, 2002. Royal Bancshares defines the initial fair value of these letters of credit as the fee received from the customer. The potential undiscounted amounts of future payments of the letters of credit as of December 31, 2003 are $5.1 million and they expire through August 2005. Amounts due under these letters of credit would be reduced by any proceeds that Royal Bancshares would be able to obtain in liquidating the collateral for the loans, which varies depending on the customer.

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. Subsequent to the issuance for FIN 46, the FASB issued a revised interpretation, FIN 46(R), the provisions of which must be applied to certain variable interest entities by March 31, 2004. Royal Bancshares is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operation.

Royal Bancshares adopted Statement of Financial Accounting Standard 149 (SFAS No. 149), Amendment of Statement 133 on Derivative Instruments and Hedging Activities, on July 1, 2003. SFAS No. 149 clarifies and amends SFAS No. 133 for implementation issues raised by constituents or includes the conclusions reached by the FASB on certain FASB Staff Implementation Issues. Statement 149 also amends SFAS No. 133 to require a lender to account for loan commitments related to mortgage loans that will be held for sale as derivatives. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. Royal Bancshares periodically enters into commitments with its customers, which it intends to sell in the future. The adoption of SFAS No. 149 did not have a material impact on Royal Bancshares' financial position or results of operations.

The FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on May 15, 2003. SFAS No. 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS No. 150 is effective for public companies for financial instruments entered into or modified after May 31, 2003 and is effective at the beginning of the first interim period beginning after June 15, 2003. Management has not entered into any financial instruments that would qualify under SFAS No. 150. The adoption of SFAS No. 150 did not have a material impact on Royal Bancshares' financial position or results of operations.

Royal Bancshares adopted EITF 03-1, The Meaning of Other than Temporary Impairment and Its Applications to Certain Investments, as of December 31, 2003. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for investment securities accounted for under FASB 115, "Accounting for Certain Investments in Debt and Equity Securities", that are impaired at the balance sheet date, but an other-than-temporary impairment has not been recognized. The disclosures under EITF 03-1 are required for financial statements for years ending after December 15, 2003 and are included in these financial statements.

In October 2003, the AICPA issued SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities ("loans") acquired in a transfer as result of credit quality deterioration. The statement requires recognition of the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan as the accretable yield. The loan's contractual required payments receivable in excess of the amount of its cash flows expected at acquisition (nonaccretable difference) should not be recognized as an adjustment to yield, a loss accrual or a valuation allowance for credit risk. This statement is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. Management is currently evaluating the provisions of SOP 03-3.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

ROYAL BANCSHARES OF PENNSYLVANIA, INC. AND SUBSIDIARIES

December 31, 2003 and 2002

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors
Royal Bancshares of Pennsylvania, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Royal Bancshares of Pennsylvania, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Royal Bancshares of Pennsylvania, Inc. and Subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 22, 2004

ROYAL BANCSHARES OF PENNSYLVANIA, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

ASSETS	December 31, 2003	December 31, 2002
	(In thousands, except share data)	
Cash and due from banks	$ 17,470	$ 27,081
Federal funds sold	7,600	13,490
Total cash and cash equivalents	25,070	40,571
Investment securities held to maturity (fair value of $114,275 and $32,745 in 2003 and 2002, respectively)	113,091	30,614
Investment securities available for sale - at fair value	452,246	418,316
Total loans	515,714	576,734
Less allowance for loan losses	12,426	12,470
Net loans	503,288	564,264
Premises and equipment, net	7,480	8,002
Accrued interest receivable	16,353	13,778
Other assets	36,882	12,939
Total assets	$ 1,154,410	$ 1,088,484
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Deposits		
Non-interest bearing	$ 58,942	$ 55,575
Interest bearing	732,117	765,265
Total deposits	791,059	820,840
Accrued interest payable	7,733	11,406
Other liabilities	7,920	6,682
Borrowings	212,000	127,500
Total liabilities	1,018,712	966,428
Minority interest	865	726
Stockholders' equity		
Common stock		
Class A, par value $2.00 per share; authorized, 18,000,000 shares; issued, 10,027,284 and 9,595,191 shares in 2003 and 2002, respectively	20,055	19,190
Class B, par value $0.10 per share; authorized, 2,000,000 shares; issued, 1,909,742 and 1,860,668 shares in 2003 and 2002, respectively	191	186
Additional paid in capital	85,448	76,984
Retained earnings	24,989	24,819
Accumulated other comprehensive income	6,415	2,416
	137,098	123,595
Treasury stock - at cost, 215,388 Class A shares in 2003 and 2002	(2,265)	(2,265)
Total stockholders' equity	134,833	121,330
Total liabilities and stockholders' equity	$ 1,154,410	$ 1,088,484

The accompanying notes are an integral part of these statements.

ROYAL BANCSHARES OF PENNSYLVANIA, INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Year ended December 31,		
	2003	2002	2001
	(In thousands, except per share data)		
Interest income			
Loans, including fees	$ 46,609	$ 53,314	$ 53,384
Investment securities held to maturity	3,087	4,019	7,610
Investment securities available for sale	22,007	18,817	6,945
Deposits in banks	475	682	533
Federal funds sold	142	272	752
TOTAL INTEREST INCOME	72,320	77,104	69,224
Interest expense			
Deposits	22,193	28,916	27,774
Borrowings and mortgage payable	7,748	7,575	4,019
Federal funds purchased	-	-	15
TOTAL INTEREST EXPENSE	29,941	36,491	31,808
NET INTEREST INCOME	42,379	40,613	37,416
Provision for loan losses	674	250	-
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	41,705	40,363	37,416
Other income			
Service charges and fees	1,217	1,124	966
Gain on sale of investment securities available for sale	719	790	60
Gains on other real estate	568	457	188
Gains on sale of loans	637	767	372
Other income	563	62	152
	3,704	3,200	1,738
Other expenses			
Salaries and employee benefits	9,958	9,440	10,479
Occupancy and equipment	1,330	1,180	1,119
Advertising	314	520	442
Pennsylvania bank shares tax	828	764	759
Professional fees	441	448	875
Losses on investment partnership	514	461	267
Travel	287	449	297
Other operating expenses	5,215	5,659	3,365
	18,887	18,921	17,603
INCOME BEFORE INCOME TAXES	26,522	24,642	21,551
Income taxes	7,996	7,237	5,797
NET INCOME	$ 18,526	$ 17,405	$ 15,754
Per share data			
Net income - basic	$ 1.52	$ 1.44	$ 1.32
Net income - diluted	$ 1.52	$ 1.41	$ 1.30

The accompanying notes are an integral part of these statements.

ROYAL BANCSHARES OF PENNSYLVANIA, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders' Equity

Years ended December 31, 2003, 2002 and 2001

(In thousands, except per share data)

	Class A common stock		Class B common stock		Additional	Retained	Accumulated other	Treasury	Comprehensive
	Shares	Amount	Shares	Amount	paid in capital	earnings	comprehensive income (loss)	stock	income
Balance, January 1, 2001	8,388	$ 16,775	1,731	$ 173	$ 57,768	$ 31,640	$ (590)	$ (2,265)	
Net income for the year ended December 31, 2001	-	-	-	-	-	15,754	-	-	$ 15,754
Conversion of Class B common stock to Class A common stock	15	29	(13)	(1)	-	(28)	-	-	-
5% stock dividends declared	408	817	87	8	7,094	(7,919)	-	-	-
Cash in lieu of fractional shares	-	-	-	-	-	(6)	-	-	-
Stock options exercised	38	77	-	-	149	-	-	-	-
Cash dividends on common stock	-	-	-	-	-	(8,984)	-	-	-
Other comprehensive income, net of reclassifications and taxes	-	-	-	-	-	-	(2,042)	-	(2,042)
Comprehensive income									$ 13,712
Balance, December 31, 2001	8,849	17,698	1,805	180	65,011	30,457	(2,632)	(2,265)	
Net income for the year ended December 31, 2002	-	-	-	-	-	17,405	-	-	$ 17,405
Conversion of Class B common stock to Class A common stock	60	120	(52)	(5)	-	(115)	-	-	-
6% stock dividends declared	518	1,036	108	11	11,285	(12,331)	-	-	-
Cash in lieu of fractional shares	-	-	-	-	-	(7)	-	-	-
Stock options exercised	168	336	-	-	688	-	-	-	-
Cash dividends on common stock	-	-	-	-	-	(10,590)	-	-	-
Other comprehensive loss, net of reclassifications and taxes	-	-	-	-	-	-	5,047	-	5,047
Comprehensive income									$ 22,452
Balance, December 31, 2002	9,595	19,190	1,861	186	76,984	24,819	2,415	(2,265)	

(Continued)

ROYAL BANCSHARES OF PENNSYLVANIA, INC. AND SUBSIDIARIES

Consolidated Statement of Changes in Stockholders' Equity - Continued

Years ended December 31, 2003, 2002 and 2001

(In thousands, except per share data)

	Class A common stock		Class B common stock		Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Comprehensive income
	Shares	Amount	Shares	Amount					
Balance, January 1, 2003	9,595	$ 19,190	1,861	$ 186	$ 76,984	$ 24,819	$ 2,415	$ (2,265)	
Net income for the year ended December 31, 2003	-	-	-	-	-	18,526	-	-	$ 18,526
Conversion of Class B common stock to Class A common stock	8	16	(7)	(1)	-	(15)	-	-	-
3% stock dividends declared	281	562	55	6	6,443	(7,011)	-	-	-
Cash in lieu of fractional shares	-	-	-	-	-	(8)	-	-	-
Purchase of treasury stock	-	-	-	-	-	-	-	-	-
Stock options exercised	143	286	-	-	2,021	-	-	-	-
Cash dividends on common stock	-	-	-	-	-	(11,321)	-	-	-
Other comprehensive income, net of reclassifications and taxes	-	-	-	-	-	-	4,000	-	4,000
Comprehensive income									$ 22,526
Balance, December 31, 2003	10,027	$ 20,054	1,909	$ 191	$ 85,448	$ 24,990	$ 6,415	$ (2,265)	

The accompanying notes are an integral part of this statement.

ROYAL BANCSHARES OF PENNSYLVANIA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Year ended December 31,

	2003	2002	2001
	(In thousands, except per share data)		
Cash flows from operating activities			
Net income	$ 18,526	$ 17,405	$ 15,754
Adjustments to reconcile net income to net cash (used in) provided by operating activities			
Depreciation and amortization	1,035	1,297	865
Provision for loan losses	674	250	--
Amortizations of premiums and discounts on loans, mortgage-backed securities and investments	289	(1,495)	(3,527)
Provision (benefit) for deferred income taxes	2,078	(32)	(2,779)
Gains on other real estate	(568)	(457)	(188)
Gains on sale of loans	(637)	(767)	(372)
Gains (losses) on sales of investment securities available for sale	(719)	(790)	(60)
(Increase) in accrued interest receivable	(2,575)	(2,082)	(4,667)
Decrease (increase) in other assets	(26,021)	842	(3,421)
Increase (decrease) in accrued interest payable	(3,673)	(228)	364
Increase (decrease) in other liabilities	1,238	(1,452)	(2,418)
Net cash (used in) provided by operating activities	(10,353)	12,491	(449)
Cash flows from investing activities			
Proceeds from calls and maturities of investment securities held to maturity	9,982	60,563	78,194
Purchases of investment securities held to maturity	(89,310)	--	(85,000)
Proceeds from calls, maturities and sales of investment securities available for sale	201,341	309,710	21,169
Proceeds from sales of investment securities available for sale	91,339	115,250	4,850
Redemption (purchase) of Federal Home Loan Bank stock	(3,532)	(4,074)	1,420
Cash paid for asset acquisition	--	--	(15,239)
Cash borrowed for asset acquisition	--	--	26,548
Purchases of investment securities available for sale	(321,451)	(699,480)	(53,125)
Net decrease in loans	61,647	70,581	46,703
Purchase of premises and equipment	(513)	(787)	(1,706)
Net cash provided by (used in) investing activities	(50,497)	(148,237)	23,814

(Continued)

ROYAL BANCSHARES OF PENNSYLVANIA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows - Continued

Year ended December 31,

	2003	2002	2001
	(In thousands, except per share data)		
Cash flows from financing activities			
Net increase in non-interest bearing and interest bearing demand deposits and savings accounts	$ 63,511	$ 253,560	$ 44,974
Net (decrease) increase in certificates of deposit	(93,292)	(134,579)	(66,731)
Principal payments on mortgage	(62)	(49)	(49)
Cash dividends in lieu of fractional shares	(8)	(7)	(6)
Proceeds from borrowings, net of repayments	84,500	27,275	4,000
Issuance of common stock under stock option plans	2,021	688	227
Cash dividends paid	(11,321)	(10,589)	(8,984)
Net cash (used in) provided by financing activities	45,349	136,299	(26,569)
Net increase (decrease) in cash and cash equivalents	(15,501)	553	(3,204)
Cash and cash equivalents at beginning of year	40,571	40,018	43,222
Cash and cash equivalents at end of year	$ 25,070	$ 40,571	$ 40,018
Supplemental disclosure of cash flow information			
Cash paid during the year for			
Interest	$ 33,615	$ 36,719	$ 31,412
Income taxes	$ 7,000	$ 5,650	$ 6,800

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Royal Bancshares of Pennsylvania, Inc. (the Company), through its subsidiary Royal Bank of Pennsylvania (the Bank), offers a full range of banking services to individual and corporate customers located in eastern Pennsylvania. The Bank competes with other banking and financial institutions in certain markets, including financial institutions with resources substantially greater than its own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for savings and time deposits and for various types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

1. Basis of Financial Statement Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Royal Equity Partners, Inc. and the Bank, including the Bank's subsidiaries, Royal Real Estate, Inc., Royal Investment of Pennsylvania, LLC, and Crusader Servicing Corporation. On June 22, 2001, the Bank purchased a 60% ownership in Crusader Servicing Corporation from Crusader Holding Corporation. All significant intercompany transactions and balances have been eliminated.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenditures for the period. Therefore, actual results could differ significantly from those estimates.

The principal estimate that is particularly susceptible to significant change in the near term relates to the allowance for loan losses. In connection with this estimate, when circumstances warrant, management obtains independent appraisals for significant properties. However, future changes in real estate market conditions and the economy could affect the Company's allowance for loan losses.

In addition to being subject to competition from other financial institutions, the Company is subject to regulations of certain federal agencies and, accordingly, it is periodically examined by those regulatory authorities.

Statement of Financial Accounting Standards (SFAS) No. 131, "Segment Reporting" establishes standards for the way public business enterprises report information about operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of segment profit of loss, certain specific revenue and expense items and segment assets. The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. Subsequent to the issuance of FIN 46, the FASB issued a revised interpretation, FIN 46(R), the provisions of which must be applied to certain variable interest entities by March 31, 2004. Royal Bancshares is in the process of determining what impact, if any, the adoption of the provisions of FIN 46 will have upon its financial condition or results of operation.

2. Investment Securities

Investment securities are classified in one of three categories: held to maturity, available for sale or trading. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and are reported at amortized cost. As the Company does not engage in security trading, the balance of its debt securities and any equity securities are classified as available for sale. Net unrealized gains and losses for such investment securities available for sale, net of tax effect, are required to be recognized as a separate component of stockholders' equity and excluded from the determination of net income. Gains or losses on disposition are computed by the specific identification method.

Royal Bancshares adopted EITF 03-1, The Meaning of Other than Temporary Impairment and Its Applications to Certain Investments, as of December 31, 2003. EITF 03-1 includes certain disclosures regarding quantitative and qualitative disclosures for investment securities accounted for under FASB 115, "Accounting for Certain Investments in Debt and Equity Securities", that are impaired at the balance sheet date, but an other than-temporary impairment has not been recognized. The disclosures under EITF 03-1 are required for financial statements for years ending after December 15, 2003 and are included in these financial statements.

The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended, as of January 1, 2001. The statement requires the Company to recognize all derivative instruments at fair value as either assets or liabilities. Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. For derivatives not designated as hedges, the gain or loss is recognized in current earnings.

3. Loans held for sale

Residential mortgage loans are only originated for sale to the secondary mortgage loans market. These loans have a prior sales commitment on a best efforts basis in place prior to the loan closing. These loans are classified as loans held for sale and are carried at the lower of cost or estimated fair value. Fair value is determined by the purchase price quoted in the sales agreement.

The Company accounts for the transfer of financial assets in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Assets and Extinguishments of Liabilities." The standard is based on consistent application of a financial-components approach that recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. The standard provides consistent guidelines for distinguishing transfers of financial assets from transfers that are secured borrowings.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

4. Loans and Allowance for Loan Losses

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at the amount of unpaid principal, reduced by unearned income and an allowance for loan and lease losses. The allowance for loan losses is maintained at a level believed adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loan loss experience, current economic conditions, volume, growth, and composition of the loan portfolio, and other relevant factors. The allowance is increased by provisions for loan losses charged against income. Decreases in the allowance result from management's determination that the allowance for loan losses exceeds their estimates of potential loan loss.

Royal Bancshares accounts for its impaired loans in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", was amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure", which requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral-dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. Accretion of unearned discounts on loans has been added to the related interest income. Accrual of interest is discontinued on a loan when management believes that the borrower's financial condition is such that collection of interest is doubtful and generally when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, interest credited to income in the current year is reversed and interest accrued in the prior year is charged to the allowance for loan losses.

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues". SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining the allowance for loans and leases in accordance with US GAAP and is effective upon issuance. The adoption of SAB No. 102 did not have a material impact on the Company's financial position or results of operations.

In October 2003, the AICPA issued SOP 03-3, Accounting for Loans or Certain Debt Securities Acquired in a Transfer. This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities ("loans") acquired in a transfer as result of credit quality deterioration. The statement requires recognition of the excess of all cash flows expected at acquisition over the investor's initial investment in the loan as interest income on a level-yield basis over the life of the loan as the accretable yield. The loan's contractual required payments receivable in excess of the amount of its cash flows expected at acquisition (nonaccretable difference) should not be recognized as an adjustment to yield, a loss accrual or a valuation allowance for credit risk. This statement is effective for loans acquired in fiscal years beginning after December 31, 2004. Early adoption is permitted. Management is currently evaluating the provisions of SOP 03-3.

Royal Bancshares adopted FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" on January 1, 2003 ("FIN 45"). FIN 45 requires a guarantor entity, at

(Continued)

the inception of a guarantee covered by the measurement provisions of the interpretation, to record a liability for the fair value of the obligation undertaken in issuing the guarantee. Royal Bancshares has financial and performance letters of credit. Financial letters of credit require a company to make a payment if the customer's condition deteriorates, as defined in agreements. Performance letters of credits require Royal Bancshares to make payments if the customer fails to perform certain non-financial contractual obligation. Royal Bancshares previously did not record a liability when guaranteeing obligations unless it became probable that Royal Bancshares would have to perform under the guarantee.

5. Other Real Estate

Other real estate is recorded at the lower of the customer's loan balance or the adjusted fair market value of the real estate securing the loan. The adjusted fair market value is determined by reducing the fair market value by estimated costs for the disposition of the property. Costs relating to holding the property are expensed when incurred. Other real estate owned of approximately $4,371,000 and $1,444,000 at December 31, 2003 and 2002, respectively, is included in other assets on the consolidated balance sheets.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6. Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation, which is computed principally on the MACRS method over the estimated useful lives of the assets. Leasehold improvements are amortized on the MACRS method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

The Company adopted FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2001. SFAS No. 144 retains the existing requirements to recognize and measure the impairment of long-lived assets to be held and used or to be disposed of by sale. The adoption of this statement did not have a significant impact on the financial condition or results of operations of the Company.

7. Bank-Owned Life Insurance

Royal bank has purchased life insurance policies on certain executives. These policies are recorded in other assets at their cash surrender value, or the amount that can be realized. Income from these policies and changes in the cash surrender value are recorded in other income.

8. Income Taxes

Under the liability method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal types of differences between assets and liabilities for financial statement and tax return purposes are the allowance for loan losses, asset valuation reserves and net operating loss carryovers.

9. Per Share Information

Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

10. Stock Option Plans

The Company accounts for stock options under SFAS No. 123, Accounting for Stock-Based Compensation, as Amended by SFAS No.148, which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on fair value of the award. Compensation is recognized over service period, which is usually the vesting period. Alternatively, SFAS No. 123 permits entities to continue accounting for employee stock options and similar equity instruments under

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Accounting Principles Board (APB) Opinion 25, Accounting for Stock Issued to Employees. Entities that continue to account for stock options using APB Opinion 25 are required to make proforma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied.

At December 31, 2003, the Company had both a director and employee stock-based compensation plan, which is more fully described in Note M. The Company accounts for that plan under the recognition and measurement principles of APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Stock-based employee compensation cost are not reflected in net income, as all options granted under the plan had an exercise price equal to the market value under the underlying common stock of the date of the grant. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of FASB No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

		2003	2002	2001
Net income(loss), as reported		$ 18,526	$ 17,405	$ 15,754
Less: Stock-based compensation costs under Fair value based method for all awards		(425)	(435)	(96)
Pro forma net income (loss)		18,101	16,970	15,658
Earnings per share –Basis	As Reported	$1.52	$1.44	$1.32
	Pro forma	1.49	1.40	1.32
Earnings per share –Diluted	As Reported	1.52	1.41	1.30
	Pro forma	1.49	1.38	1.30

11. Benefit Plans

The Company has a noncontributory nonqualified, defined benefit pension plan covering certain eligible employees. Net pension expense consists of service costs, interest costs, return on pension assets and amortization of unrecognized initial net assets. The Company accrues pension costs as incurred.

12. Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, short-term investments and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

13. Financial Instruments

SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires all entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist primarily of investment securities, loans and deposits.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

14. Advertising Costs

The Company and the Bank expense advertising costs as incurred.

15. Comprehensive Income

The Company reports comprehensive income, which includes net income, as well as certain other items, which result in a change to equity during the period.

The income tax effects allocated to comprehensive income is as follows (in thousands):

	December 31, 2003		
	Before tax amount	Tax (benefit) expense	Net of tax amount
Unrealized gains on securities			
Unrealized holding gains arising during period	$ 6,791	$ 2,316	$ 4,475
Less reclassification adjustment for gains realized in net income	719	244	475
Other comprehensive gain, net	$ 6,072	$ 2,072	$ 4,000

	December 31, 2002		
	Before tax amount	Tax (benefit) expense	Net of tax amount
Unrealized gains on securities			
Unrealized holding losses arising during period	$ 8,436	$ 2,868	$ 5,568
Less reclassification adjustment for gains realized in net income	790	269	521
Other comprehensive gain, net	$ 7,646	$ 2,599	$ 5,047

	December 31, 2001		
	Before tax amount	Tax (benefit) expense	Net of tax amount
Unrealized losses on securities			
Unrealized holding gains arising during period	$ (3,213)	$ (1,131)	$ (2,082)
Less reclassification adjustment for losses realized in net income	60	20	40
Other comprehensive loss, net	$ (3,153)	$ (1,111)	$ (2,042)

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

16. Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

17. Summary of accounting policies

In January 2003, FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. The company is in the process of determining what impact, if any, the adoption of provisions of FIN 46 will have upon its financial condition or results of operation.

NOTE B - ACQUISITIONS

As of June 22, 2001, Royal Bancshares of Pennsylvania completed its acquisition of the assets of Crusader Holding Corporation (Crusader). Under the terms of the acquisition, certain assets and liabilities were purchased for approximately $41,500,000, which represented the approximate fair value of the net assets acquired. Included in this purchase was approximately $331,300,000 of assets, of which $236,500,000 was related to the loan portfolio. The purchase also included the assumption of deposits in the approximate amount of $251,000,000. The purchase price was paid in cash. This transaction was accounted for under the purchase method of accounting. There was no goodwill recorded in connection with this transaction.

The Financial Accounting Standards Board (FASB) issued SFAS No. 147, Acquisitions of Certain Financial Institutions: An amendment of FASB Statement No. 72 and 144 and FASB Interpretation No 9, which removes acquisitions of financial institutions from the scope of SFAS 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, except for transactions between mutual enterprises. SFAS No. 147 also requires that the acquisition of a less-than-whole financial institution, such as a branch, be accounted for as a business combination if the transferred assets and activities constitute a business. The adoption of SFAS No. 147 did not have a material impact on the Company's financial position or results of operations.

NOTE C – SEGMENT INFORMATION

SFAS No. 131, Segment Reporting, establishes standards for public business enterprises to report information about operating segments in their annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also established standards for related disclosure about products and services, geographic areas, and major customers. Operating segments are components of an enterprise, which are evaluated regularly by chief operating decision maker in deciding how to allocate and assess resources and performance. The Company's chief operating decision maker is the President and Chief Executive Officer. The Company has identified its reportable operating segment as "Community Banking".

(Continued)

NOTE C – SEGMENT INFORMATION - Continued

The Company's community banking segment consists of commercial and retail banking. The community banking business segment is managed as a single strategic unit which generates revenue from a variety of products and services provided by the Banks. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending.

The Company's tax lien operation does not meet the quantitative thresholds for requiring disclosure, but has different characteristics to the community banking operation. The Company's tax lien operation consists of purchasing delinquent tax certificates from local municipalities at auction. The tax lien segment is managed as a single strategic unit, which generates revenue from a nominal interest rate achieved at the individual auction along with periodic penalties, imposed.

The accounting policies used in this disclosure of business segments are the same as those described in the summary of significant accounting policies. The consolidating adjustments reflect certain eliminations of inter-segment revenues, cash and investments in subsidiaries.

Selected segment information and reconciliations to consolidated financial information is as follows:

(in thousands)	Community Bank	Tax Lien Operation	Consolidated
December 31, 2003			
Total assets	$1,103,619	$50,791	$1,154,410
Total deposits	791,059	--	791,059
Net interest income	38,273	3,432	41,705
Total non-interest income	3,196	508	3,704
Total non-interest expense	23,551	3,332	26,883
Net Income	17,918	608	18,526
December 31, 2002			
Total assets	$1,040,389	$48,095	$1,088,484
Total deposits	820,840	--	820,840
Net interest income	37,185	3,178	40,363
Total non-interest income	2,829	371	3,200
Total non-interest expense	23,173	2,985	26,158
Net Income	16,841	564	17,405

Interest was paid to the Community Bank segment by the Tax Lien Operation was approximately $1,879,000 and $2,039,000 for the years ending December 31, 2003 and 2002, respectively.

NOTE D - INVESTMENT SECURITIES

The amortized cost, gross unrealized gains and losses, and fair value of the Company's investment securities held to maturity and available for sale are summarized as follows (in thousands):

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities held to maturity				
Corporate securities	$ 21,121	$ 1,481	$ --	$ 22,602
U.S. government agencies	91,630	168	(465)	91,333
Mortgage backed securities	340	--	--	340
	$ 113,091	$ 1,649	$ (465)	$ 114,275

	2003			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities available for sale				
Federal Home Loan Bank stock	$ 11,407	$ --	$ --	$ 11,407
Preferred and common stock	40	15	--	55
Corporate bonds	148,487	8,474	(12)	156,949
U.S. government agencies	122,785	139	(1,812)	121,112
Trust preferred securities	36,251	3,049	(2,161)	37,139
Foreign bonds	11,363	803	--	12,166
Mortgage backed securities	110,596	1,345	(66)	111,875
Other securities	1,598	--	(55)	1,543
	$ 442,527	$ 13,825	$ (4,106)	$ 452,246

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities held to maturity				
Corporate securities	$ 30,076	$ 2,131	$ --	$ 32,207
U.S. government agencies	--	--	--	--
Mortgage backed securities	538	--	--	538
	$ 30,614	$ 2,131	$ --	$ 32,745

NOTE D - INVESTMENT SECURITIES - Continued

	2002			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities available for sale				
Federal Home Loan Bank stock	$ 8,949	$ --	$ --	$ 8,949
Preferred and common stock	56	--	--	56
Corporate bonds	111,227	4,732	(221)	115,738
Trust preferred securities	39,160	726	(2,557)	37,329
Foreign bonds	16,068	554	(259)	16,363
Mortgage backed securities	235,965	1,155	(487)	236,633
Other securities	3,247	1	-	3,248
	$ 414,672	$ 7,168	$ (3,524)	$ 418,316

The amortized cost and estimated fair value of investment securities at December 31, 2003, by contractual maturity, are shown below (in thousands). Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2003			
	Held to maturity		Available for sale	
	Amortized cost	Fair value	Amortized cost	Fair value
Within 1 year	$ 4,140	$ 4,326	$ 9,268	$ 9,675
After 1 but within 5 years	17,049	18,344	148,403	157,018
After 5 but within 10 years	49,315	48,850	96,796	95,773
After 10 years	42,587	42,755	176,613	178,318
Federal Home Loan Bank stock	--	--	11,407	11,407
Preferred and common stocks	--	--	40	55
	$ 113,091	$ 114,275	$ 442,527	$ 452,246

Proceeds from the sale of investment securities available for sale during 2003, 2002 and 2001 were $91,339,000, $115,250,000 and $4,850,000, respectively, resulting in gross realized gain (loss) of $719,000, $790,000 and $60,000 during 2003, 2002 and 2001, respectively.

As of December 31, 2003 and 2002, investment securities with a book value of $11,185,000 and $135,499,000, respectively, were pledged as collateral to secure public deposits and for other purposes required or permitted by law.

NOTE D - INVESTMENT SECURITIES - Continued

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2003:

Description of Securities	**Less than 12 months**		**12 months or longer**		**Total**	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
US Agencies	$126,998	$2,277	$ --	$ --	$126,998	$2,277
MBS	29,763	66	--	--	29,763	66
Corporate Bonds	2,058	91	20,074	2,137	22,132	2,228
Subtotal debt securities	158,819	2,434	20,074	2,137	178,893	4,571
Common Stock	--	--	--	--	--	--
Total temporarily impaired securities	$158,819	$2,434	$20,074	$2,137	$178,893	$4,571

NOTE E – LOANS

Major classifications of loans are as follows (in thousands):

	2003	2002
Commercial and industrial	$ 225,268	$ 241,373
Real Estate		
Construction and land development	107,463	82,736
Residential	60,367	127,230
Other	119,167	124,006
Consumer	4,942	3,509
Total gross loans	517,207	578,854
Less		
Unearned income	(1,203)	(1,082)
Unamortized discount on purchased loans	(290)	(1,038)
Total loans	$ 515,714	$ 576,734

Loans on which the accrual of interest has been discontinued or reduced amounted to approximately $11,328,000 and $11,908,000 at December 31, 2003 and 2002, respectively. If interest had been accrued, such income would have been approximately $401,000, $473,000 and $526,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Management believes it has adequate collateral to limit its credit risk with these loans.

The Company granted loans to the officers and directors of the Company and to their associates. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $4,667,000 and $5,290,000 at December 31, 2003 and 2002, respectively. During 2003, two new loans in the amount $2,717,000 were made and repayments totaled $3,340,000.

(Continued)

NOTE E – LOANS -Continued

The balance of impaired loans, which include the loans on which the accrual of interest has been discontinued, was approximately $11,328,000 and $11,966,000 at December 31, 2003 and 2002, respectively. The Company has identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreements. The income recognized on impaired loans during 2003 was $1,000.

Total cash collected on impaired loans during 2003 was $108,000 of which $107,000 was credited to the principal balance outstanding on such loans. Interest that would have been accrued on impaired loans during 2002 was $401,000. The Company's policy for interest income recognition on impaired loans is to recognize income on currently performing restructured loans under the accrual method. The Company recognizes income on non-accrual loans under the cash basis when the principal payments on the loans become current and the collateral on the loan is sufficient to cover the outstanding obligation to the Company. If these factors do not exist, the Company does not recognize income.

The Company primarily grants commercial and real estate loans in the greater Philadelphia metropolitan area. The Company has concentrations of credit risk in real estate development loans at December 31, 2003. A substantial portion of its debtors' ability to honor these contracts is dependent upon the economic sector.

Changes in the allowance for loan losses were as follows (in thousands):

	2003	2002	2001
Balance at beginning of year	$ 12,470	$ 11,888	$ 11,973
Charge-offs	(811)	(925)	(517)
Recoveries	93	1,257	432
Net charge-offs	(718)	332	(85)
Provision for loan losses	674	250	--
Balance at end of year	$ 12,426	$ 12,470	$ 11,888

(Continued)

NOTE F - PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows (in thousands):

	Estimated useful lives	2003	2002
Land	-	$ 2,396	$ 2,396
Buildings and leasehold improvements	15 - 31.5 years	6,989	6,424
Furniture and fixtures	3 - 7 years	5,605	5,748
		14,990	14,568
Less accumulated depreciation and amortization		7,510	6,566
		$ 7,480	$ 8,002

Depreciation and amortization in expense was approximately $944,000, $1,296,000 and $865,000 for the years ended 2003, 2002 and 2001, respectively.

NOTE G - DEPOSITS

Deposits are summarized as follows (in thousands):

	2003	2002
Demand	$ 58,942	$ 55,575
NOW and money market	471,140	412,860
Savings	24,075	22,212
Time, $100,000 and over	104,123	180,977
Other time	132,779	149,216
	$ 791,059	$ 820,840

Maturities of certificates of deposit for the next five years and thereafter are as follows (in thousands):

2004	$ 132,710
2005	58,371
2006	20,754
2007	8,196
2008	11,255
Thereafter	5,616
	$ 236,902

(Continued)

NOTE H - BORROWINGS

1. Advances from the Federal Home Loan Bank

At December 31, 2003, advances from the Federal Home Loan Bank (FHLB) totaling $212,000,000 will mature within one to ten years. The advances are collateralized by FHLB stock and certain first mortgage loans and mortgage-backed securities. These advances had a weighted average interest rate of 3.90%.

Outstanding borrowings mature as follows (in thousands):

2004	$ --
2005	7,500
2006	30,000
2007	--
2008	--
Thereafter	174,500
	$ 212,000

NOTE I - LEASE COMMITMENTS

The Company leases various premises under non-cancelable agreements, which expire through 2012 and require minimum annual rentals. The approximate minimum rental commitments under the leases are as follows for the year ended December 31, (in thousands):

2004	$ 511
2005	405
2006	251
2007	229
2008	214
Thereafter	428
	$ 2,038

Rental expense for all leases was approximately $612,000, $614,000 and $501,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(Continued)

NOTE J - COMMON STOCK

Each holder of Class A and Class B common stock is entitled to one vote for each Class A share and ten votes for each Class B share held. Holders of either class of common stock are entitled to equal per share dividends when declared.

The Class B shares may not be transferred in any manner except to the holder's immediate family. Class B shares maybe converted to Class A shares at the rate of 1.15 to 1.

Per share information and weighted average shares outstanding have been restated to reflect the 2% stock dividend of January 2004, the 3% stock dividend of January 2003, the 6% stock dividend of January 2002, and the 5% stock dividend of January 2001.

NOTE K - INCOME TAXES

The components of the income tax expense (benefit) included in the consolidated statements of income are as follows (in thousands):

	2003	2002	2001
Income tax expense (benefit)			
Current	$ 9,221	$ 7,269	$ 6,485
Deferred federal tax	(1,225)	(32)	(1,560)
Benefit applied to reduce goodwill	--	--	872
	$ 7,996	$ 7,237	$ 5,797

The difference between the applicable income tax expense and the amount computed by applying the statutory federal income tax rate of 35% in 2003, 2002 and 2001 is as follows (in thousands):

	2003	2002	2001
Computed tax expense at statutory rate	$ 9,286	$ 8,620	$ 7,543
Tax-exempt income	(263)	(101)	(130)
Low-income housing tax credit	(545)	(545)	(650)
Other, net	(482)	(737)	(966)
Effect of 34% rate bracket	-	-	-
Applicable income tax expense	$ 7,996	$ 7,237	$ 5,797

(Continued)

NOTE K - INCOME TAXES - Continued

Deferred tax assets and liabilities consist of the following (in thousands):

	2003	2002
Deferred tax assets		
Allowance for loan losses	$ 4,153	$ 2,843
Unrealized losses on investment securities available for sale	--	--
Accrued stock-based compensation	149	194
Asset valuation reserves	812	812
Other	1,671	1,458
Net operating loss carryovers from Knoblauch State Bank	7,107	7,277
	13,892	12,584
Less valuation allowance	(7,107)	(7,277)
	6,785	5,307
Deferred tax liabilities		
Unrealized gains on investment securities available for sale	3,304	1,199
Other	975	722
	4,279	1,921
Net deferred tax asset, included in other assets	$ 2,506	$ 3,386

The Company has approximately $21,000,000 of net operating loss carryovers from the acquisition of Knoblauch State Bank (KSB). These losses will fully expire in 2015. The utilization of these losses is subject to limitation under Section 382 of the Internal Revenue Code. As a result, a valuation allowance has been established to eliminate the deferred tax asset attributable to these net operating losses.

During 2003, 2002 and 2001, the Company realized a tax benefit related to the net operating loss carryovers from the acquisition of KSB. The deferred tax asset associated with those loss carryovers is fully offset by a valuation allowance. Accordingly, the realized tax benefit is reflected as a reduction of the goodwill associated with the acquisition and a corresponding reduction of deferred income tax benefit for the year.

(Continued)

NOTE K - INCOME TAXES - Continued

In addition, the Company has approximately $15,700,000 of tax goodwill from the acquisition of KSB. The ability to deduct this goodwill for tax purposes will expire in 2015. The utilization of this goodwill for tax purposes was subject to the limitations under Section 382 of the Internal Revenue Code. For 2003, approximately $1,353,000 has been deducted for tax purposes.

For 2001, the Company has taken a recovery of $550,000 from income tax payable and reduced its federal income tax expense accordingly in order to recapture a provision established for issues that arose concerning the low income housing tax credits acquired from the Kearsley limited partnership in 1994. All issues regarding this tax credit were resolved favorably and as a result there is no need to maintain this tax reserve.

NOTE L - EARNINGS PER SHARE

Basic and diluted EPS are calculated as follows (in thousands, except per share data):

	2003		
	Income (numerator)	Average shares (denominator)	Per share amount
Basic EPS			
Income available to common shareholders	$ 18,526	12,149	$ 1.52
Effect of dilutive securities			
Stock options	--	52	--
Diluted EPS			
Income available to common shareholders plus assumed exercise of options	$ 18,526	12,188	$ 1.52

All options to purchase shares of common stock were included in the computation of 2003 diluted EPS because the exercise price was less than the average market price of the common stock.

	2002		
	Income (numerator)	Average shares (denominator)	Per share amount
Basic EPS			
Income available to common shareholders	$ 17,405	12,082	$ 1.44
Effect of dilutive securities			
Stock options	-	253	(0.03)
Diluted EPS			
Income available to common shareholders plus assumed exercise of options	$ 17,405	12,335	$ 1.41

All options to purchase shares of common stock were included in the computation of 2002 diluted EPS because the exercise price was less than the average market price of the common stock.

(Continued)

NOTE L - EARNINGS PER SHARE - Continued

	2001		
	Income (numerator)	Average shares (denominator)	Per share amount
Basic EPS			
Income available to common shareholders	$ 15,754	11,904	$ 1.32
Effect of dilutive securities			
Stock options	-	174	(0.02)
Diluted EPS			
Income available to common shareholders plus assumed exercise of options	$ 15,754	12,079	$ 1.30

All options to purchase shares of common stock were included in the computation of 2001 diluted EPS because the exercise price was less than the average market price of the common stock.

NOTE M - STOCK OPTION PLANS

The Company has two stock-based compensation plans, which are described below. The Company accounts for these plans under APB Opinion No. 25.

1. Outside Directors' Stock Option Plan

The Company adopted a non-qualified outside Directors' Stock Option Plan (the Director's Plan). Under the terms of the Director's Plan, 250,000 shares of Class A stock are authorized for grants. Each director is entitled to 1,500 shares of stock annually, which are exercisable one year after the grant date. The options were granted at the fair market value at the date of the grant.

Stock option transactions consist of the following:

	2003		2002		2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	78,717	$ 13.18	73,820	$ 11.70	62,593	$ 11.82
Granted	16,356	20.36	15,723	19.95	16,167	13.66
Exercised	(25,012)	12.27	(10,826)	9.85	(4,940)	10.09
Cancelled	-	-	-	-	-	-
Outstanding at end of year	70,061	15.21	78,717	$ 13.18	73,820	$ 11.82
Weighted average fair value of options granted during the year		$ 3.62		$ 8.70		$ 3.36

(Continued)

NOTE M - STOCK OPTION PLANS - Continued

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$5.33 - 7.25	5,641	1.2	$ 6.09	5,641	$ 6.09
$9.97 - 13.01	26,985	5.8	12.17	26,985	12.17
$15.04 – 19.96	37,435	7.7	18.76	22,135	15.69
	70,061			54,761	

2. Employee Stock Option and Appreciation Right Plan

The Company adopted a Stock Option and Appreciation Right Plan (the Plan). The Plan is an incentive program under which Company officers and other key employees may be awarded additional compensation in the form of options to purchase up to 1,500,000 shares of the Company's Class A common stock (but not in excess of 15% of outstanding shares). At the time a stock option is issued, a stock appreciation right for an identical number of shares may also be granted. The option price is equal to the fair market value at the date of the grant. The options are exercisable at 20% per year beginning one year after the date of grant and must be exercised within ten years of the grant.

Stock option transactions consist of the following:

	2003		2002		2001	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of year	489,022	$ 14.40	502,362	$10.44	375,778	$ 9.34
Granted	154,334	20.36	160,336	19.95	174,577	13.66
Exercised	(118,148)	11.66	(157,623)	5.83	(33,488)	5.30
Cancelled	(105,176)	17.50	(16,053)	17.62	(14,505)	13.22
Outstanding at end of year	420,032	$ 16.08	489,022	$14.40	502,362	$10.44
Weighted average fair value of options granted during the year		$ 3.62		$ 8.70		$ 3.36

(Continued)

NOTE M - STOCK OPTION PLANS - Continued

The following table summarizes information about options outstanding and exercisable at December 31, 2003:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$7.24 – 9.67	32,108	1.7	$ 8.74	32,108	$ 8.74
$15.04 – 19.96	387,924	6.7	16.68	117,796	14.16
	420,032			149,904	

NOTE N - PENSION PLAN

The Company has a noncontributory nonqualified defined benefit pension plan covering certain eligible employees. The Company-sponsored pension plan provides retirement benefits under pension trust agreements and under contracts with insurance companies. The benefits are based on years of service and the employee's compensation during the highest five consecutive years during the last 10 years of employment. The Company's policy is to fund pension costs allowable for income tax purposes. The following table sets forth the plan's funded status and amounts recognized in the Company's consolidated balance sheets (in thousands):

	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	$ 3,048	$ 2,377
Service cost	317	(800)
Interest cost	214	191
Other changes	12	1,280
Benefits obligation at end of year	$ 3,591	$ 3,048

Weighted-average assumptions used to determine benefit obligations, end of year

	December 31	
	2003	**2002**
Discount rate	7.00%	7.00%
Rate of compensation increase	4.00%	4.00%

(Continued)

NOTE N - PENSION PLAN-Continued

The asset allocation for the Company's pension plans ant the end of 2003 and 2002 consists of insurance policies under the Company Owned Life Insurance program. The cash surrender value for these policies was approximately $993,000 and $761,000 for the years ended December 31, 2003 and 2002, respectively.

Net pension cost included the following components (in thousands):

	2003	2002	2001
Service cost	$ 410	$ 208	$ 553
Interest cost	214	191	124
Net periodic benefit cost	$ 624	$ 399	$ 677

The Company has a capital accumulation and salary reduction plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Under the plan, all employees are eligible to contribute from 1% to a maximum of 15% of their annual salary, with the Company matching 100% of any contribution between 1% and 5% subject to a $2,500 per employee annual limit. Matching contributions to the plan were approximately $199,000, $187,000 and $167,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

NOTE O - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

(Continued)

NOTE O - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK - Continued

The Company's exposure to credit loss in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The contract amounts are as follows (in thousands):

	December 31,	
	2003	2002
Financial instruments whose contract amounts represent credit risk		
Commitments to extend credit	$ 59,829	$ 89,792
Standby letters of credit and financial guarantees written	5,099	5,188

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, and others are for staged construction, the total commitment amounts do not necessarily represent immediate cash requirements.

The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include personal or commercial real estate, accounts receivable, inventory and equipment.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Most guarantees extend for one year and expire in decreasing amounts through 2004. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds personal or commercial real estate, accounts receivable, inventory and equipment as collateral supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments is 80%.

NOTE P - FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Company, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many of such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Company's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities. Therefore, the Company had to use significant estimations and present value calculations to prepare this disclosure.

(Continued)

NOTE P - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

Changes in the assumptions or methodologies used to estimate fair value may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair value.

Fair values have been estimated using data which management considered the best available and estimation methodologies deemed suitable for the pertinent category of financial instrument. The estimation methodologies, resulting fair values and recorded carrying amounts at December 31, 2003 and 2002 were as follows:

Fair values of loans and deposits with floating interest rates are generally presumed to approximate the recorded carrying amounts.

Fair value of financial instruments actively traded in a secondary market has been estimated using quoted market prices as follows (in thousands):

	2003		2002	
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount
Cash and cash equivalents	$ 25,070	$ 25,070	$ 40,571	$ 40,571
Investment securities held to maturity	114,275	113,091	32,745	30,614
Investment securities available for sale	452,246	452,246	418,316	418,316

Fair value of financial instruments with stated maturities has been estimated using present value cash flow, discounted at a rate approximating current market for similar assets and liabilities, as follows (in thousands):

	2003		2002	
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount
Deposits with stated maturities	$ 245,409	$ 236,902	$ 319,551	$ 330,193
Long-term borrowings	217,319	212,000	122,448	127,500

Fair value of financial instrument liabilities with no stated maturities has been estimated to equal the carrying amount (the amount payable on demand), totaling approximately $554,157,000 and $490,647,000 at December 31, 2003 and 2002, respectively.

Fair value of the net loan portfolio has been estimated using present value cash flow, discounted at the treasury rate adjusted for non-interest operating costs and giving consideration to estimated prepayment risk and credit loss factors, as follows (in thousands):

(Continued)

NOTE P - FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

	2003		2002	
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount
Net loans	$ 516,639	$ 515,715	$ 635,495	$ 576,734

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

The Company's remaining assets and liabilities are not considered financial instruments. No disclosure of the relationship value of the Company's deposits is required by SFAS No. 107.

NOTE Q - REGULATORY MATTERS

1. Payment of Dividends

Under the Pennsylvania Business Corporation Law, the Company may pay dividends only if it is solvent and would not be rendered insolvent by the dividend payment. There are also restrictions set forth in the Pennsylvania Banking Code of 1965 (the Banking Code) and in the Federal Deposit Insurance Act (FDIA) concerning the payment of dividends by the Company. Under the Banking Code, no dividends may be paid except from "accumulated net earnings" (generally undivided profits). Under the FDIA, no dividend may be paid if a bank is in arrears in the payment of any insurance assessment due to the Federal Deposit Insurance Corporation (FDIC).

2. Capital Ratios

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulations to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2003, management believes that the Bank meets all capital adequacy requirements to which it is subject.

(Continued)

NOTE Q - REGULATORY MATTERS - Continued

As of December 31, 2003, the Bank met all regulatory requirements for classification as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table (in thousands).

	2003					
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Company (consolidated)	$ 139,876	16.50%	$ 67,792	8.00%	N/A	N/A
Bank	113,922	13.73%	66,371	8.00%	$ 82,964	10.00%
Tier I capital (to risk-weighted assets)						
Company (consolidated)	129,283	15.30%	33,896	4.00%	N/A	N/A
Bank	103,523	12.47%	33,186	4.00%	49,778	6.00%
Tier I capital (to average assets, leverage)						
Company (consolidated)	129,283	11.10%	34,811	3.00%	N/A	N/A
Bank	103,523	8.99%	34,556	3.00%	57,593	5.00%

	2002					
	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)						
Company (consolidated)	$ 129,873	15.91%	$ 65,304	8.00%	N/A	N/A
Bank	93,276	11.69%	63,815	8.00%	$ 79,769	10.00%
Tier I capital (to risk-weighted assets)						
Company (consolidated)	119,641	14.61%	32,742	4.00%	N/A	N/A
Bank	83,279	10.41%	32,006	4.00%	48,010	6.00%
Tier I capital (to average assets, leverage)						
Company (consolidated)	119,641	11.41%	31,466	3.00%	N/A	N/A
Bank	83,279	8.10%	30,836	3.00%	51,393	5.00%

NOTE R - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY

Condensed financial information for the parent company only follows (in thousands).

CONDENSED BALANCE SHEETS

	December 31, 2003	December 31, 2002
Assets		
Cash	$ 4,775	$ 2,527
Investment in Royal Investments of Delaware, Inc. - at equity	20,995	33,531
Investment in Royal Bank of Pennsylvania - at equity	109,063	84,960
Other assets	--	312
	$ 134,833	$ 121,330
Stockholders' equity	134,833	121,330
	$ 134,833	$ 121,330

CONDENSED STATEMENTS OF INCOME

	Year ended December 31, 2003	2002	2001
Income			
Equity in undistributed net earnings of subsidiaries	$ 7,241	$ 6,840	$ 6,796
Dividends from subsidiary bank	11,321	10,589	8,984
Other income	25	49	35
Total income	18,587	17,478	15,815
Expenses			
Other expenses	81	85	75
Income tax benefit	(20)	(12)	(14)
Total expenses	61	73	61
Net income	$ 18,526	$ 17,405	$ 15,754

(Continued)

NOTE R - CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY - Continued

CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,		
	2003	2002	2001
Cash flows from operating activities			
Net income	$ 18,526	$ 17,405	$ 15,754
Adjustments to reconcile net income to net cash provided by operating activities			
Undistributed earnings from subsidiaries	(7,241)	(6,840)	(6,796)
Operating expenses	81	85	75
Rental income	(25)	(49)	(35)
Non-cash income tax benefit	(20)	(12)	(14)
Net cash provided by operating activities	11,321	10,589	8,984
Cash flows from financing activities			
Cash dividends paid	(11,321)	(10,589)	(8,984)
Other, net	2,248	1,083	48
Net cash used in financing activities	(9,073)	(9,506)	(8,936)
Net increase in cash	2,248	1,083	48
Cash at beginning of year	2,527	1,444	1,396
Cash at end of year	$ 4,775	$ 2,527	$ 1,444

NOTE S - SUMMARY OF QUARTERLY RESULTS (UNAUDITED)

The following summarizes the consolidated results of operations during 2003 and 2002, on a quarterly basis, for the Company (in thousands except per share data):

	2003			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 17,939	$ 18,197	$ 17,753	$ 18,431
Net interest income	10,885	10,967	10,123	10,404
Provision for loan losses	160	197	167	150
Income before income taxes	7,325	6,984	5,879	6,334
Net income	5,383	4,763	3,980	4,400
Net income per share				
Basic	$ 0.44	$ 0.39	$ 0.33	$ 0.36
Diluted	$ 0.44	$ 0.39	$ 0.33	$ 0.36

(Continued)

NOTE R - SUMMARY OF QUARTERLY RESULTS (UNAUDITED) - Continued

	2002			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$ 19,332	$ 19,797	$ 18,833	$ 19,143
Net interest income	10,540	10,543	9,605	9,926
Provision for loan losses	-	-	50	200
Income before income taxes	6,308	6,930	5,428	5,976
Net income	4,831	4,462	3,897	4,215
Net income per share				
Basic	$ 0.40	$ 0.37	$ 0.32	$ 0.35
Diluted	$ 0.40	$ 0.36	$ 0.31	$ 0.34

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain a system of controls and procedures designed to provide reasonable assurance to the reliability of the financial statements and other disclosures included in this report, as well as to safeguard assets from unauthorized use or disposition. We evaluated the effectiveness of the design and operation of our disclosure controls and procedures under supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, within 90 days prior to the filing date of this report. Based upon that evaluation, our disclosure controls and procedures are effective in timely alerting them of material information required to be included in our periodic Securities and Exchange Commission filings. No significant changes were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

The information required in this Item, relating to directors, executive officers, and control persons is set forth in Royal Bancshares' Proxy Statement to be used in connection with the 2004 Annual Meeting of Shareholders under the heading "Remuneration of Directors and Officers and Other Transactions", which pages are incorporated herein by reference.

Beneficial Ownership – Compliance. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Royal Bancshares' officers and directors, and persons who own more than 10 percent of the registered class of Royal Bancshares' equity securities, to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10 percent shareholders are required by SEC regulation to furnish the Corporation copies of all Section 16(a) forms they file.

Based solely on its review of forms that were received from certain reporting persons, Royal Bancshares believes that during the period January 1, 2003 through December 31, 2003, its officers and directors were in compliance with all filing requirements applicable to them.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item, relating to executive compensation, is set forth in the Royal Bancshares' Proxy Statement to be used in connection with the 2004 Annual Meeting of Shareholders, under the heading "Remuneration of Directors and Officers and Other Transactions", which pages are incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item, relating to beneficial ownership of the Registrant's Common Stock, is set forth in Royal Bancshares' Proxy Statement to be used in connection with the 2004 Annual Meeting of Shareholders, under the heading "Information About Nominees, Continuing Directors and Executive Officers", which pages are incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth in Royal Bancshares' Proxy Statement to be used in connection with the 2004 Annual Meeting of Shareholders, under the heading "Interest of Management and Others in Certain Transactions", which page are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this item appears under the heading "AUDIT FEES" of the Proxy Statement to be used in connection with the 2004 Annual Meeting of Shareholders.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

a. 1. Financial Statements

The following financial statements are included by reference in Part II, Item 8 hereof.
Report of Independent Certified Public Accountants.
Consolidated Balance Sheets.
Consolidated Statements of Income.
Consolidated Statements of Changes in Stockholders' Equity.
Consolidated Statement of Cash Flows.
Notes To Consolidated Financial Statements.

2. Financial Statement Schedules

Financial Statement Schedules are omitted because the required information is either not applicable, not required or is shown in the respective financial statements or in the notes thereto.

3. The following Exhibits are files herewith or incorporated by reference as a part of this Annual Report.

2 Purchase and Assumption Agreement, dated as of March 12, 2001, among Royal Bank of Pennsylvania, Crusader Holding Corporation, Crusader Savings Bank, F.S.B. and Asset Investment Corporation. (Incorporated by reference to Exhibit 2 to Registrant's Report on Form 8-K, filed with the Commission on March 15, 2001.)

3(i) Articles of Incorporation. (Incorporated by reference to Exhibit 3(i) to Registrant's Registration Statement No. 0-26366 on Form S-4.)

3(ii) By-laws. (Incorporated by reference to Exhibit 99 to Registrant's Current Report on Form 8-K, filed with the Commission on March 13, 2001.)

10.1 Stock Option and Appreciation Right Plan. (Incorporated by reference to the Registrant's Registration Statement N0. 333-25855, on form S-8 filed with the Commission on April 5, 1997).

10.2 Outside Directors' Stock Option Plan. (Incorporated by reference to the Registrant's Registration Statement N0. 333-25855, on form S-8 filed with the Commission on April 5, 1997).

11. Statement Re: Computation of Earnings Per Share. Included at Item 8, hereof, Note A, "Per Share Information".

12. Statement re: Computation of Ratios. (Included at Item 8 here of, Note Q, "Regulatory Matters.")

14. Royal Bancshares of Pennsylvania, Inc. Code of Ethics.

21. Subsidiaries of Registrant.

23. Consent of Independent Accountants.

31.1 Rule 13a-14(a)/15-d-14(a) Certification of Chief Executive Officer
31.2 Rule 13a-14(a)/15-d-14(a) Certification of Chief Financial Officer

32.1 Section 1350 Certification of Chief Executive Officer.
32.2 Section 1350 Certification of Chief Financial Officer.

(b) Reports on Form 8-K was filed by the Registrant during the fourth quarter and through of this Form 10K filing are as follows:

Royal Bancshares filed a report on Form 8-K with the Securities and Exchange Commission as of October 16, 2003 announcing the appointment of Robert R. Tabas as Chairman of the Board of Directors and the appointment of Linda Stempel to the Board of Directors.

Royal Bancshares filed a report on Form 8-K with the Securities and Exchange Commission as of January 27, 2004, reporting its fourth quarter earnings and the declaration of 2% stock dividend along with its 35th consecutive cash dividend.

Royal Bancshares filed a report on Form 8-K with the Securities and Exchange Commission as of February 26, 2004, announcing the opening of Royal Asian Bank, a division of Royal Bank of Pennsylvania.

(c) The exhibits required to be filed by this Item are listed under Item 14(a)3 above.

(d) Not applicable.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANCSHARES OF PENNSYLVANIA, INC.

/s/ Joseph P. Campbell
Joseph P. Campbell
Chief Executive Officer
March 12, 2004.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES

By: /s/ Joseph P. Campbell Joseph P. Campbell CEO/President/Director	March 12, 2004.
By: /s/ Jeffrey T. Hanuscin Jeffrey T. Hanuscin Chief Financial Officer	March 12, 2004.
By:/s/ James J. McSwiggan James J. McSwiggan Director/Executive Vice President	March 12, 2004.
By:/s/Robert R. Tabas Robert R. Tabas Chairman of the Board	March 12, 2004.
By:/s/ Albert Ominsky Albert Ominsky Director	March 12, 2004.
By:/s/ Anthony J. Micale Anthony J. Micale Director	March 12, 2004.
By:/s/ Gregory T. Reardon Gregory T. Reardon Director	March 12, 2004.
By:/s/ Murray Stempel,III Murray Stempel, III Director/ Senior Vice President	March 12, 2004.
By:/s/ John M. Decker John M. Decker Director/ Senior Vice President	March 12, 2004.

By:/s/ Carl M. Cousins Carl M. Cousins Director	March 12, 2004.
By: Lee E. Tabas Director	March 12, 2004.
By:/s/ Jack R. Loew Jack R. Loew Director	March 12, 2004.
By:/s/ Howard Wurzak Howard Wurzak Director	March 12, 2004.
By:/s/ Evelyn Rome Tabas Evelyn Rome Tabas Director	March 12, 2004.
By:/s/ Mitchell L. Morgan Mitchell L. Morgan Director	March 12, 2004.
By:/s/ Edward B. Tepper Edward B. Tepper Director	March 12, 2004.
By:/s/ Linda Tabas Stempel Linda Tabas Stempel Director	March 12, 2004.

**ROYAL BANCSHARES OF PENNSYLVANIA, INC.
ANNUAL REPORT ON FORM 10-K
EXHIBIT INDEX**

2. Purchase and Assumption Agreement, dated as of March 12, 2001, among Royal Bank of Pennsylvania, Crusader Holding Corporation, Crusader Savings Bank, F.S.B. and Asset Investment Corporation. (Incorporated by reference to Exhibit 2 to Registrant's Report on Form 8-K, filed with the Commission on March 15, 2001.)

3(i) Articles of Incorporation. (Incorporated by reference to Exhibit 3(i) to Registrant's Registration Statement No. 0-26366 on Form S-4.)

3(ii) By-laws. (Incorporated by reference to Exhibit 99 to Registrant's Current Report on Form 8-K, filed with the Commission on March 13, 2001.)

10.1 Stock Option and Appreciation Right Plan. (Incorporated by reference to the Registrant's Registration Statement N0. 333-25855, on form S-8 filed with the Commission on April 5, 1997).

10.2 Outside Directors' Stock Option Plan. (Incorporated by reference to the Registrant's Registration Statement N0. 333-25855, on form S-8 filed with the Commission on April 5, 1997).

11. Statement Re: Computation of Earnings Per Share. (Included at Item 8, hereof, Note A, "Per Share Information".)

12. Statements re: Computation of Ratios. (Included at Item 8 here of, Note Q, "Regulatory Matters.")

14. Royal Bancshares of Pennsylvania, Inc. Code of Ethics.

21. Subsidiaries of Registrant.

23. Consent of Independent Accountants.

31.1 Rule 13a-14(a)/15-d-14(a) Certification of Chief Executive Officer
31.2 Rule 13a-14(a)/15-d-14(a) Certification of Chief Financial Officer

32.1 Section 1350 Certification of Chief Executive Officer.
32.2 Section 1350 Certification of Chief Financial Officer.

EXHIBIT 14

ROYAL BANCSHARES OF PENNSYLVANIA
BOARD OF DIRECTORS AND SENIOR MANAGEMENT
CODE OF ETHICS

We believe that maintenance of extremely high standards of honest, ethical and impartial conduct is essential to assure the proper performance of Royal's business and maintenance of the public's trust. Our Code of Conduct ("code") sets forth the policies and procedures applicable to all in Royal's operations.

- We require compliance with the law and insist upon ethical behavior. This responsibility cannot be delegated or assumed by the company.

- Royal's Code is intended to guide our personnel's day-to-day conduct. We recognize that our code cannot anticipate every possible situation or cover every topic in detail. Most of the topics covered in this code are explained in greater detail in our various policies, procedures and guidelines such as those contained in our Bank's Employee Handbook. From time-to-time, we establish compliance programs to address specific subjects. All members of the Royal family are encouraged to seek guidance before taking any action on any manner in which he or she may be unclear.

- We recognize that the standards in this code can not necessarily take into account all legal requirements. Where more restrictive local laws or requirements exist, those take precedence.

- All Royal members are expected to comply with all applicable governmental rules and regulations. Any failure to obey such laws and regulations violates this code. Violation of our code or compliance programs will not be tolerated and will result in corrective action, up to and including termination. We encourage all personnel to report any known violation. Violators should expect that we will pursue remedies to full extent of the law, including civil remedies from violators as well as referral of any criminal misconduct to law enforcement agencies.

- We require all personnel to report suspected violations of this code, immediately to our Corporate Compliance Officer.

- Any questions about a topic covered in our code, should be directed to our Corporate Compliance Officer, our in-house or Corporate Counsel. We insist that any fiscal unethical or illegal conduct, be reported to our Corporate Compliance Officer or the Chairman of our Audit Committee.

Conflicts of Interest

A "conflict of interest" exists any time one faces a choice between what is in a person's own personal interest (financial or otherwise) and the interest of our company. When a conflict of interest arises, we encourage our directors and officers to act with great care to avoid any possibility that their actions do not appear to be in the best interest of the company. Should any of our people find themselves in a position where his or her objectivity may be questioned because of individual interest or family or personal relationships, we ask that they notify our Corporate Compliance Officer immediately for guidance.

Ownership Interests

Board of Directors approval is required for our company to do business with an entity in which a director, senior officer or family member owns – directly or indirectly – an interest. Whenever such persons or a family member own or acquire an interest that is greater than 5% in any entity, Board approval is needed when:

- Such entity has more than $1,000 in deposits, loans or does more than $1,000 in annual sales of goods or services to our company or its affiliates; or

- If such persons help make entity purchasing or lending decisions or have a part in payment for the goods and services.

Whenever an ownership interest does not meet any of the above criteria, Board approval is not needed, however, all such persons are expected to remain obligated to keep our company's and those of our shareholders interest first in mind.

Gifts, Meals Services and Entertainment

No one is permitted to request or accept anything that might be used or perceived as a means to influence such individual against the company's best interests. Personal gifts should not be accepted other than those considered common business courtesies and for which one would reasonably expect to give something similar in return in the normal course of business. No one may accept or give any gift in excess of $100 in value without the prior approval of our Corporate Compliance Officer. (notwithstanding anything contained in this Code to the contrary, the term "Gift(s)" or "gift(s)" shall mean a gift with a Fair Market Value in excess of $100.)

Safeguarding Company Assets/Accuracy of Books and Records

We maintain internal controls to provide direction on protecting company assets and financial accountability. The controls are based upon the following principles:

We do not permit:

- Making personal use of company assets that creates additional costs for the company, interferes with work duties or violates any company policies;

- Allowing company property to be used in any manner that may be or may be used in connection with any illegal acts;

- The manipulation of financial accounts, records or reports for personal gain;

- The maintenance of off-the-book accounts intended to facilitate questionable or illegal payments; or

- The violation of any law or regulation.

We Insist That All Personnel:

- Prepare project budget proposals with accurate information;

- Maintain books, accounts and records according to generally accepted accounting principles, using enough detail to reflect accurately and fairly company transactions;

- Record transactions in a timely manner, so that no misleading financial information is created. (These transactions include, but are not limited to, income, expense, indebtedness, obligation, reserves and acquisition or disposition of assets, etc.);

- Retain company records in accordance with established policies and applicable legal and regulatory requirements; and

- Give full, fair, accurate, timely, and understandable disclosure in any and all periodic reports filed with the United States Securities and Exchange Commission.

Insider Trading

Any member of the Royal Family that is privy to material or confidential information about our company or any company with whom we have a business relationship and trades Company securities such as stocks or bonds, while in possession of that information or tell others about it before it is made public may have violated the insider trading laws. Insider trading is a crime that can carry severe penalties.

Material information includes the type of news that would affect a reasonable investor's decision on whether or not to invest in the company's stock. Examples include plans to issue securities, sharp changes in earnings patterns, changes in dividend rates, changes in key management personnel, mergers, acquisitions, and important regulatory actions affecting the company. Our policy forbids Royal members from trading not only in our stock, but also in those of our suppliers, customers or other companies with whom we have a business relationship while in possession of material inside information learned in the course of one's employment at our company.

We encourage all directors and officers to invest in our stock. However, should any director or officer have access to any information not readily available to the public, such persons must be very careful when trading stock to be sure you have not traded while in possession of material non-public information. Should one have such information:

- Do not tell anyone not authorized to have the information. A casual remark to a family member or friend could find its way to a broker and eventually to the entire financial community thereby requiring the company to take corrective action. Any such "tipping" may be illegal and damaging to the company, our employees or our investors.

- Do not trade in our company's stock (or that of an applicable outside company) until the news has been made widely public. Circumstances suggesting the possibility of insider trading tarnish our reputation and may result in an investigation by governmental authorities of company and stockbroker records of stock trading transactions. Even unintended violations could damage the company's reputation and result in liability or penalties, including criminal charges and fines against such individual(s).

- This policy against insider trading also covers transfers into and out of company stock or savings plans and changes in patterns involving purchases of our stock within the plans. However, generally, regular scheduled monthly purchases of our stock within plans are not prohibited. We encourage best practices at all times and ask all our members to exercise caution so as not to jeopardize investor confidence.

If you are planning to effect a transaction in our securities, all members are required to contact our in-house Corporate Counsel or Executive Vice President for clearance.

Ethical Standards Regarding Giving and Accepting Gifts

Our company and its directors and officers must maintain high ethical and professional standards in all our dealings.

- We will not tolerate anyone offering to or making payment in money or anything of value to anyone, including a government official, agent or employee of a government, political party, with the intent to induce favorable business treatment or to improperly affect business or governmental decisions. We insist on honesty and integrity from all parties to our business activities.

- Our code cannot necessarily contemplate all actions or all local legal requirements. Where more restrictive local laws exist, those take precedence. In general, we do not consider ordinary and reasonable business entertainment or gifts of insubstantial value that are customary and legal in the local market to be improper. However, we encourage all members to exercise their best judgment so as to avoid even the hint of inappropriate behavior. If you are uncertain, contact our in-house corporate counsel for guidance.

- We ask that you document any entertainment of and gifts to customers, vendors, suppliers and potential customers, vendors and suppliers, as well as any and all gifts received from customers, vendors, supplier and potential customers, vendors and suppliers, when in doubt, seek guidance from our in-house corporate counselor on how to proceed.

EXHIBIT 21
SUBSIDIARIES OF REGISTRANT

Company	State
Royal Bank of Pennsylvania, Inc.	Pennsylvania
Royal Equity Partners	Delaware
Royal Real Estate of Pennsylvania, Inc.	Pennsylvania
Crusader Servicing Corporation	Pennsylvania
Royal Investments of Pennsylvania, LLC	Pennsylvania

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We issued our report dated January 22, 2004, accompanying the consolidated financial statements incorporated by reference in the Annual Report of Royal Bancshares of Pennsylvania, Inc. and Subsidiaries on Form 10-K for the year ended December 31, 2003. We hereby consent to the incorporation by reference of said report in the Company's Registration Statements on Form S-8 (File No. 333-25855).

/s/ Grant Thornton, LLP
Philadelphia, Pennsylvania
March 10, 2004

Exhibit 31.1

CERTIFICATION

I, Joseph P. Campbell, Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Royal Bancshares of Pennsylvania;

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and15(d)-15(f) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
   (b) [Intentionally omitted];
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 12, 2004
/s/ Joseph P. Campbell
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Jeffrey T. Hanuscin, Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Royal Bancshares of Pennsylvania;

2. Based on my knowledge, the annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) internal control over financial reporting for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared:
   b) [Intentionally omitted];
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: March 12, 2004
/s/ Jeffrey T. Hanuscin
Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT 2002**

In connection with the Annual Report of Royal Bancshares ("Royal") on form 10-K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph P. Campbell, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Royal as of the dates and for the periods expressed in the Report.

/s/ Joseph P. Campbell
Joseph P. Campbell
Chief Executive Officer
March 12, 2004.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADDED BY
SECTION 906 OF THE SARBANES-OXLEY ACT 2002

In connection with the Annual Report of Royal Bancshares ("Royal") on form 10-K for the period ending December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Jeffrey T. Hanuscin, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1 The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2 The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Royal as of the dates and for the periods expressed in the Report.

/s/ Jeffrey T. Hanuscin
Jeffrey T. Hanuscin
Chief Financial Officer
March 12, 2004.

Office Locations (2004)

Effective April 1, 2004, Royal Bank of Pennsylvania will be known as Royal Bank America.

PENNSYLVANIA


BERKS COUNTY
BUCKS COUNTY
Reading
Shillington
MONTGOMERY COUNTY
Trooper
Phoenixville
Bridgeport
VF Convention and Radisson
Henderson
202
Jenkintown
Grant Avenue
Villanova
Castor Avenue
Narberth
Fairmount
Food Depot
15th Street
Walnut Street
CHESTER COUNTY
DELAWARE COUNTY
PHILADELPHIA


PENNSYLVANIA
NEW JERSEY

- ● Royal Bank America
- ☆ Royal Asian Bank
- ★ Executive Offices
- ▲ Crusader Servicing Corporation
- ◆ Crusader Mortgage Division
- ■ Offsite ATMs


Turnersville
GLOUCESTER COUNTY

NEW JERSEY

ROYAL BANCSHARES OF PENNSYLVANIA
732 Montgomery Avenue
Narberth, PA 19072
Phone: (610) 668-4700
Fax: (610) 668-1185
www.royalbancshares.com
www.royalbankamerica.com
www.royalasianbank.com